Exhibit 99.1

Sun Life Financial Inc.

Notice of annual meeting

of common shareholders

May 7, 2014

Management Information Circular

2014

Sun Life Financial

Sun Life Financial Inc.
2014
Notice of annual meeting of common shareholders
May 7, 2014
Management Information Circular
Sun
Life Financial

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Wednesday, May 7, 2014 at 9:00 a.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2014 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Monday, May 5, 2014, as described on pages 4 to 6 in the attached circular. If your shares are held in the name of a nominee, see page 5 for information about how to vote your shares.

We look forward to seeing you at the meeting.

James H. Sutcliffe Chairman of the Board	Dean A. Connor President and Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2014 annual meeting

You are invited to our annual meeting of common shareholders:

When	Wednesday, May 7, 2014

9:00 a.m. (Toronto time)

Where	Sun Life Financial Tower

150 King Street West (northeast corner of King and University)

Second floor

Toronto, Ontario

What the meeting will cover

1.	Receipt of the 2013 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	Amendments to By-law No. 1 relating to advance notice of director nominations and clarification of directors’ terms of office
5.	Amendments to By-law No. 2 relating to electronic delivery of documents to registered shareholders
6.	An advisory vote on executive compensation
7.	Consideration of other business that may properly be brought before the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

As of March 17, 2014 (the record date) a total of 609,959,033 votes were eligible to be cast at the meeting.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on the record date. It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Dana J. Easthope

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 17, 2014

MANAGEMENT INFORMATION CIRCULAR 2014

Management Information Circular

March 17, 2014

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.

Our 2014 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2013, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements and have the opportunity to ask questions.

Electing the directors (see page 7)

You will elect 11 directors to serve on our board for a term of one year. All of the director nominees currently serve on our board. All 11 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Appointing the auditor (see page 14)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2014. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

Amendments to By-law No. 1 (see page 15)

You will vote on a resolution to confirm our Amended and Restated By-law No. 1, as approved by the board. The amendments to By-law No. 1 require advance notice to the company of director nominations by shareholders to promote an orderly and efficient meeting and ensure that all shareholders may cast an informed ballot for the election of directors. The amendments also clarify that directors are elected or appointed for a term ending at the next annual meeting.

Amendments to By-law No. 2 (see page 16)

You will vote on a resolution to confirm our Amended and Restated By-law No. 2, as approved by the board. The amendments to By-law No. 2 permit the company to send documents to a registered shareholder by electronic means, provided the shareholder consents. We believe that electronic delivery is a more efficient, cost-effective and sustainable way to provide information to our shareholders.

Having a “say on pay” (see page 17)

You will participate in a non-binding advisory vote on executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 39.

We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2014

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 17, 2014.

As of March 17, 2014, we had 609,959,033 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

Two persons present in person or by proxy and representing at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

—	by proxy
—	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names James H. Sutcliffe, Chairman of the Board, or in his absence Richard H. Booth, Chairman of the Governance, Nomination & Investment Committee, or in his absence another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

—	for electing the director nominees who are listed in the proxy form and management information circular
—	for appointing Deloitte LLP as auditor
—	for the resolution confirming Amended and Restated By-law No. 1
—	for the resolution confirming Amended and Restated By-law No. 2
—	for the resolution on executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2014

Registered shareholders and share ownership account participants

If you do not want to attend the meeting and vote in person, indicate your voting instructions on the enclosed proxy form, then sign, date and return it using one of the methods below:

—	Mail it in the envelope provided
—	Fax both pages to one of the numbers below: 416-368-2502(from Toronto or outside Canada and the U.S.) 1-866-781-3111(toll-free from anywhere in Canada or the U.S.)
—	Scan and email both pages to proxy@canstockta.com.

Alternatively, you may submit your voting instructions by telephone or on the Internet. You will need the 13-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada & U.S. only):	Call 1-888-489-7352 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.cstvotemyproxy.com and follow the instructions on screen. Any information on this website, or accessible through it, is for reference and is not part of this circular.

Our transfer agent, CST Trust Company (CST), must receive your completed and signed proxy form by 5:00 p.m. (Toronto time) on Monday, May 5, 2014 to have your vote recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CST to receive a ballot.

If the meeting is adjourned, CST must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this circular.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2014

If you change your mind

You can revoke instructions you have already provided on your proxy or voting instruction form by giving us new instructions.

Registered shareholders and share ownership account participants can send a new proxy form in one of three ways:

—	complete and sign a proxy form with a later date than the one you previously sent, and send it to CST as described above
—

send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us any time before 5:00 p.m. (Toronto time) on Tuesday, May 6, 2014, or if the meeting is adjourned, the business day before the meeting is reconvened, at: Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

—	give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

Questions?
You can call CST or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	0845-602-1587 (within the U.K.) 44-20-8639-2064 (outside the U.K.)

Philippines:	632-581-8111 (PLDT – Metro Manila) 632-976-8111 (GLOBE – Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

CST counts and tabulates the proxies on our behalf. Individual shareholder votes are kept confidential and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services Inc. (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $66,500 for its services.

MANAGEMENT INFORMATION CIRCULAR 2014

The director nominees

As of the date of this circular, we have 13 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 11 directors are to be elected for a one-year term. All 11 of the nominees currently serve on our board. M. Marianne Harris was appointed to the board effective December 1, 2013. She is standing for election by the shareholders for the first time at the meeting.

David A. Ganong and Idalene F. Kesner are retiring from the board at the conclusion of the meeting.

The Governance, Nomination & Investment Committee has reviewed each of the nominees and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations, and that collectively they provide the board with the skills and experience necessary for the board to fulfil its mandate. The committee spent additional time considering the nomination of Martin J.G. Glynn in light of the level of support Mr. Glynn received from shareholders at the 2013 annual meeting. The committee recommended the nomination of Mr. Glynn again this year due to his extensive financial services experience, knowledge of Asian markets, and contributions to board and committee discussions.

We do not expect that any of them will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed in good faith and according to applicable law.

The board recommends that shareholders vote for electing the director nominees profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for electing the director nominees profiled below.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign. The board will decide to accept or reject the offer within 90 days of the annual meeting and will disclose its decision in a news release. The director will not participate in these deliberations.

Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships and attendance at board and committee meetings from January 1, 2013 to the date of this circular, their attendance and level of support received from shareholders at our 2013 annual meeting, and other public company directorships held in the last five years.

The director nominee profiles also include information about the value of their holdings of Sun Life Financial common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guideline for directors, which each director is expected to meet within five years of joining the board. The ownership guideline is $600,000. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant. The amounts shown in the profiles are as of February 28, 2014 and February 28, 2013 when the closing price of our common shares on the TSX was $38.34 and $28.81, respectively. You can find additional information about our director compensation program and share ownership guideline starting on pages 35 and 36, respectively.

MANAGEMENT INFORMATION CIRCULAR 2014

William D. Anderson,

FCPA, FCA

Toronto, ON

Director since May 2010

Independent

Age: 64

Areas of expertise:

—    executive leadership

—    international business

—    accounting

—    corporate governance

—    corporate development

—    designated audit
committee financial expert

Current committees:

—    Audit & Conduct Review
(Chair)

—    Risk Review

Mr. Anderson was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. He held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. Mr. Anderson spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. He was appointed a Fellow of the Institute of Chartered Professional Accountants in October 2011 and is also a Fellow of the Institute of Corporate Directors.
Meeting attendance	Other public company directorships
Board	12 of 12	100%	Nordion Inc. (formerly MDS Inc.)	2007 – present
Audit & Conduct Review	7 of 7	100%	Gildan Activewear Inc.	2006 – present
Risk Review	6 of 6	100%	TransAlta Corporation	2003 – present
Annual meeting	yes
2013 votes in favour: 99.7%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	13,280	8,385	21,665	$830,636	Meets
2013	11,850	6,171	18,021	$519,185
Change	1,430	2,214	3,644	$311,451

Richard H. Booth, CPA,

CLU, ChFC

Deep River, CT

Director since May 2011

Independent

Age: 67

Areas of expertise:

—    executive leadership

—    financial services

—    risk management

—    accounting

—    corporate development

Current committees:

—    Audit & Conduct Review

—    Governance, Nomination &
Investment (Chair)

Mr. Booth is a Senior Advisor to Century Capital Management, LLC which provides investment management services to institutions and individuals. Until March 1, 2014, he was Vice Chairman of Guy Carpenter & Company, LLC, a global risk management and reinsurance specialist and a wholly owned subsidiary of Marsh & McLennan Companies, Inc. Mr. Booth was Chairman of HSB Group, Inc., a specialty insurer and reinsurer, from 2000 to 2009 and President and Chief Executive Officer of HSB Group from 2000 to 2007. In 2008 and 2009 he was also Vice Chairman, Transition Planning and Chief Administrative Officer of HSB’s parent company, American International Group, an insurance and financial services company. Mr. Booth has held progressively senior positions in the insurance industry throughout his career. In addition to the public company boards listed here, Mr. Booth is a director of Adamas Pharmaceuticals, Inc., WorldBusiness Capital, Inc. and Patient Matters, LLC. He is a member of the Economic Club of New York and a National Association of Corporate Directors Board Leadership Fellow. He is a certified public accountant, a chartered life underwriter, a chartered financial consultant and a former member of the Financial Accounting Standards Advisory Council and its Steering Committee.
Meeting attendance	Other public company directorships
Board	12 of 12	100%	The Hanover Insurance Group, Inc.	2013 – present
Audit & Conduct Review	7 of 7	100%	Northeast Utilities	2001 – present
Governance, Nomination & Investment	4 of 4	100%
Risk Review	2 of 2	100%
Annual meeting	yes
2013 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	3,500	10,308	13,808	$529,399	On target for
2013	2,500	5,945	8,445	$243,300	May 18, 2016
Change	1,000	4,363	5,363	$286,099

MANAGEMENT INFORMATION CIRCULAR 2014

John H. Clappison,

FCPA, FCA

Toronto, ON

Director since January 2006

Independent

Age: 67

Areas of expertise:

—    executive leadership

—    financial services

—    risk management

—    human resources

—    accounting

Current committees:

—    Audit & Conduct Review

—    Risk Review (Chair)

Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a Fellow of the Institute of Chartered Professional Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summitt Energy Holdings LLP and involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation. He is a member of the Canadian Audit Committee Network.
Meeting attendance	Other public company directorships
Board	11 of 12	92%	Cameco Corporation	2006 – present
Audit & Conduct Review	7 of 7	100%	Rogers Communications Inc.	2006 – present
Risk Review	6 of 6	100%	Inmet Mining Corporation	2010 – 2013
Annual meeting	yes	Canadian Real Estate Investment Trust	2007 – 2011
2013 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	2,000	34,571	36,571	$1,402,132	Meets
2013	2,000	29,135	31,135	$896,999
Change	0	5,436	5,436	$505,133

Dean A. Connor Toronto, ON Director since July 2011 Non-independent Age: 57 Current committees: — None	Mr. Connor is President and Chief Executive Officer of Sun Life Financial and Sun Life Assurance. Prior to his appointment in December 2011 he held progressively senior positions with those companies, including President, Chief Operating Officer, President of SLF Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas which encompassed Mercer’s operations in Canada, the U.S. and Latin America. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a director of the University Health Network and the Canadian Life and Health Insurance Association and a member of the Ivey Advisory Board, Richard Ivey School of Business, University of Western Ontario. He holds an Honours Business Administration degree.
	Meeting attendance				Other public company directorships
	Board	12 of 12	100%		None
	Annual meeting	yes
	2013 votes in favour: 99.6%
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2014	42,599	85,012	127,611	$4,892,606	Meets
	2013	6,434	46,628	53,062	$1,528,716
	Change	36,165	38,384	74,549	$3,363,890
	As President and Chief Executive Officer, Mr. Connor is subject to different ownership guidelines than the independent directors. See page 50.

MANAGEMENT INFORMATION CIRCULAR 2014

Martin J. G. Glynn

Vancouver, BC

Director since December 2010

Independent

Age: 62

Areas of expertise:

—    executive leadership

—    financial services

—    international business

—    customer needs, behaviour
and brands

—    corporate development

Current committees:

—    Audit & Conduct

     Review

—    Governance, Nomination &
Investment

Mr. Glynn was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is a director of the Public Sector Pension Investment Board and is involved with the UBC Investment Management Trust Inc., VGH and UBC Hospital Foundation, The American Patrons of the National Library and Galleries of Scotland and the SOI Group, University of St. Andrews, Scotland. Mr. Glynn was the Jarislowsky Fellow in Business Management, Haskayne School of Business, University of Calgary from September 2009 to April 2010. He has a Master of Business Administration degree.
Meeting attendance				Other public company directorships
Board Audit & Conduct Review	12 of 12 7 of 7	100% 100%		VinaCapital Vietnam Opportunity Fund Limited	2008 – present
Governance, Nomination & Investment	6 of 6	100%		Husky Energy Inc. MF Global Holdings Ltd.	2000 – present 2008 – 2011
Annual meeting 2013 votes in favour: 81.4%	yes			Hathor Exploration Limited	2007 – 2011
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	8,346	7,112	15,458	$592,660	On target for
2013	7,321	4,955	12,276	$353,672	December 7, 2015
Change	1,025	2,157	3,182	$238,988

M. Marianne Harris

Toronto, ON

Director since December 2013

Independent

Age: 56

Areas of expertise:

—    executive leadership

—    financial services

—    risk management

—    accounting

—    corporate development

Current committees:

—    Audit & Conduct Review

—    Governance, Nomination &
Investment

M. Marianne Harris was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until October 2013. She held progressively senior positions during her 13 year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. Ms. Harris is Chair of the Board of the Investment Industry Regulatory Organization of Canada (IIROC), a member of the Dean’s Advisory Council for the Schulich School of Business and the Advisory Council for The Hennick Centre for Business and Law, and a director of the Princess Margaret Cancer Foundation. Ms. Harris has a Master of Business Administration degree and a Juris Doctorate.
Meeting attendance	Other public company directorships
Board Audit & Conduct Review	3 of 3 2 of 2	100% 100%	None
Governance, Nomination & Investment	2 of 2	100%
Annual meeting	N/A
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	4,800	453	5,253	$201,400	On target for
December 1, 2018

MANAGEMENT INFORMATION CIRCULAR 2014

Krystyna T. Hoeg, CPA, CA

Toronto, ON

Director since June 2002

Independent

Age: 64

Areas of expertise:

—    executive leadership

—    human resources

—    accounting

—    sales and distribution

—    corporate governance

Current committees:

—    Management Resources
(Chair)

—    Risk Review

Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a Chartered Professional Accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Samuel, Son & Co., Limited and she is involved with Toronto East General Hospital.
Meeting attendance	Other public company directorships
Board	12 of 12	100%	Imperial Oil Limited	2008 – present
Management Resources	7 of 7	100%	Canadian Pacific Railway Company	2007 – present
Risk Review	6 of 6	100%	Canadian Pacific Railway Limited	2007 – present
Annual meeting	yes	Shoppers Drug Mart Corporation	2006 – present
2013 votes in favour: 99.4%	Cineplex Galaxy Income Fund	2006 – 2010
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	3,405	36,470	39,875	$1,528,808	Meets
2013	3,405	33,015	36,420	$1,049,260
Change	0	3,455	3,455	$479,548

Réal Raymond, FICB

Montréal, QC

Director since May 2013

Independent

Age: 64

Areas of expertise:

—    executive leadership

—    financial services

—    risk management

—    human resources

—    accounting

Current committees:

—    Management Resources

—    Risk Review

Mr. Raymond was President and Chief Executive Officer of National Bank of Canada, a financing corporation and bank, until he retired in May 2007. He held senior positions with National Bank of Canada during his 37 year career including President, Personal and Commercial Banking and President and Chief Operating Officer. In addition to the public company boards listed here, Mr. Raymond is Chairman of the board of directors of Aéroports de Montréal and a director of the Institute for Research in Immunology and Cancer of the Université de Montréal. He is a Fellow of the Institute of Canadian Bankers. Mr. Raymond received an honorary doctorate from Université du Québec à Montréal School of Management in May 2007 and in October 2008 he became Chancellor of Université du Québec à Montréal. He holds a Master of Business Administration degree.
Meeting attendance	Other public company directorships
Board	8 of 8	100%	Héroux-Devtek	2010 – present
Management Resources	4 of 4	100%	Metro Inc.	2008 – present
Risk Review	4 of 4	100%
Annual meeting	yes
2013 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	8,000	2,308	10,308	$395,209	On target for
2013	5,500	0	5,500	$158,455	May 8, 2018
Change	2,500	2,308	4,808	$236,754

MANAGEMENT INFORMATION CIRCULAR 2014

Hugh D. Segal, CM

Kingston, ON

Director since May 2009

Independent

Age: 63

Areas of expertise:

—    executive leadership

—    government relations/policy

—    human resources

—    Customer needs,
behaviour and brands

—    corporate governance

Current committees:

—    Governance, Nomination &
Investment

—    Management Resources

Mr. Segal has been a Canadian senator since 2005. Before that he was President & Chief Executive Officer of the Institute for Research on Public Policy. He was formerly Vice-Chair of the Institute of Canadian Advertising. Mr. Segal is Chair of the Atlantic Council of Canada, a Senior Fellow at the Schools of Business and of Policy Studies at Queen’s University and a Senior Fellow at the Canadian Defence & Foreign Affairs Institute. He is an Honourary Captain of the Royal Canadian Navy. Mr. Segal received the Order of Canada in 2003.
Meeting attendance				Other public company directorships
Board Governance, Nomination & Investment	12 of 12 6 of 6	100% 100%		Just Energy Group Inc. (formerly Energy Savings Income Fund) SNC-Lavalin Group Inc.	2001 – present 1999 – 2012
Management Resources	7 of 7	100%		Gluskin Sheff & Associates Inc.	2006 – 2009
Annual meeting	yes
2013 votes in favour: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	8,657	11,348	20,005	$766,992	Meets
2013	8,657	9,004	17,661	$508,813
Change	0	2,344	2,344	$258,179

Barbara G. Stymiest,

FCPA, FCA

Toronto, ON

Director since May 2012

Independent

Age: 57

Areas of expertise:

—    executive leadership

—    financial services

—    risk management

—    accounting

—    corporate development

Current committees:

—    Management Resources

—    Risk Review

Ms. Stymiest was Chair of BlackBerry Limited, a global leader in wireless innovation from January 2012 until November 2013. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 until June 2011. From 2009 she was Royal Bank’s Group Head, Strategy, Treasury and Corporate Services and prior to that served as its Chief Operating Officer. Prior to 2004 she held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. Ms. Stymiest is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed here, she is a director of University Health Network and the Canadian Institute for Advanced Research. Ms. Stymiest has been involved with the Accounting Oversight Committee of the Canadian Institute of Chartered Accountants, the United Way Campaign Cabinet, the Royal Ontario Museum and Hincks-Dellcrest Children’s Centre. She holds an Honours Business Administration degree.
Meeting attendance				Other public company directorships
Board	12 of 12	100%		George Weston Limited	2011 – present
Management Resources	7 of 7	100%		BlackBerry Limited	2007 – present
Risk Review	6 of 6	100%
Annual meeting 2013 votes in favour: 99.5%	yes
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2014	5,000	9,108	14,108	$540,901	On target for
2013	5,000	4,016	9,016	$259,751	May 10, 2017
Change	0	5,092	5,092	$281,150

MANAGEMENT INFORMATION CIRCULAR 2014

James H. Sutcliffe, FIA

London, England

Director since February 2009

Independent

Age: 57

Areas of expertise:

—    executive leadership

—    government

     relations/policy

—    international business

—    actuarial

—    sales and distribution

Current committees:

—    Risk Review

Mr. Sutcliffe was appointed Chairman of the Boards of Sun Life Financial and Sun Life Assurance in December 2011. He was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a Fellow of the U.K. Institute and Faculty of Actuaries. He has been a director of the U.K. Financial Reporting Council since 2009, Chairman of its Codes and Standards Committee since 2012, and was Chairman of its Board for Actuarial Standards from 2009 until 2012. In addition to the public company boards listed here, Mr. Sutcliffe is the non- executive Chairman of BaxterBruce and a director of STANLIB Limited. Mr. Sutcliffe is involved with CVC Capital Partners and Friends of Michael Sobell House in the United Kingdom, and Buffelshoek Trust in South Africa.
Meeting attendance				Other Public company directorships
Board	12 of 12	100%		Liberty Holdings Limited	2009 – present
Risk Review	6 of 6	100%		Lonmin plc	2007 – present
Annual meeting	yes
2013 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ Target date
2014	8,000	50,792	58,792	$2,254,085	Meets
2013	8,000	36,570	44,570	$1,284,062
Change	0	14,222	14,222	$970,023

In the past 10 years, two of the director nominees have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:

—

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

—

Ms. Stymiest became a director of BlackBerry Limited (BlackBerry) in March 2007. At that time, directors, officers and other current and former employees of BlackBerry were subject to a management cease trade order issued by certain Canadian securities regulators on November 7, 2006 in response to BlackBerry’s failure to make certain securities filings. Ms. Stymiest became subject to the order when she became a director. The order was lifted on May 23, 2007 after the securities filings were made.

MANAGEMENT INFORMATION CIRCULAR 2014

Meeting attendance

The Governance, Nomination & Investment Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended from January 1, 2013 to the date of this circular.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson	12 of 12	100%	13 of 13	100%	25 of 25	100%
Richard H. Booth	12 of 12	100%	13 of 13	100%	25 of 25	100%
John H. Clappison	11 of 12	92%	13 of 13	100%	24 of 25	96%
Dean A. Connor	12 of 12	100%	n/a	n/a	12 of 12	100%
David A. Ganong	12 of 12	100%	13 of 13	100%	25 of 25	100%
Martin J. G. Glynn	12 of 12	100%	13 of 13	100%	25 of 25	100%
M. Marianne Harris	3 of 3	100%	4 of 4	100%	7 of 7	100%
Krystyna T. Hoeg	12 of 12	100%	13 of 13	100%	25 of 25	100%
David W. Kerr	3 of 4	75%	4 of 5	80%	7 of 9	78%
Idalene F. Kesner	12 of 12	100%	13 of 13	100%	25 of 25	100%
Mitchell M. Merin	3 of 4	75%	4 of 5	80%	7 of 9	78%
Réal Raymond	8 of 8	100%	8 of 8	100%	16 of 16	100%
Hugh D. Segal	12 of 12	100%	13 of 13	100%	25 of 25	100%
Barbara G. Stymiest	12 of 12	100%	13 of 13	100%	25 of 25	100%
James H. Sutcliffe	12 of 12	100%	6 of 6	100%	18 of 18	100%

The auditor

The board, on the recommendation of the Audit & Conduct Review Committee, proposed that Deloitte be nominated for appointment as auditor for 2014. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

		($millions)
For the year ended December 31	2013	2012[1]
Audit fees	15.0	17.0
Audit-related fees	1.8	1.5
Tax fees	0.4	0.3
All other fees	0.9	0.4
Total	18.1	19.2

[1]	The 2012 amounts have been adjusted to include $0.5 million in fees relating to fiscal 2012 audits. These fees could not be estimated at the time of reporting in 2012.

MANAGEMENT INFORMATION CIRCULAR 2014

Audit fees relate to professional services rendered by the auditor for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the company. These include internal control reviews, specified procedure audits, audits required for specific regulatory or compliance purposes, and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit & Conduct Review Committee to pre-approve any services that are to be provided by the external auditor.

Amendments to By-law No. 1

On February 12, 2014, the board amended By-law No. 1 to establish procedural requirements for the nomination of directors by shareholders. The amended By-law specifies that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of Sun Life Financial shares owned or controlled, and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, Sun Life Financial shares and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of the Office of the Superintendent of Financial Institutions (Canada) relating to the suitability of directors and potential changes to the board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the board or by shareholders pursuant to shareholder proposals or requisitioned meetings. In addition, in the case of a special meeting at which directors are to be elected, a shareholder’s notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

The advance notice provisions are set out in Section 3 of Amended and Restated By-law No. 1, the full text of which is contained in Schedule B, beginning on page 91.

The Governance, Nomination & Investment Committee and board determined that adopting an advance notice provision was in the best interests of the company and the shareholders. The advance notice provision contributes to an orderly and efficient meeting process at which all shareholders can cast informed votes for the election of directors.

Section 2.3 of By-law No. 1 was also amended on February 12, 2014. The amendment to this section clarified that directors are elected or appointed until the next annual meeting of shareholders, and that directors are eligible for re-election.

The amendments to By-law No. 1 were effective as of the date of the board’s approval, but will cease to be effective unless they are confirmed by a majority of the votes cast by shareholders at the meeting. Accordingly, the following resolution will be submitted to shareholders.

“RESOLVED THAT the Amended and Restated By-law No. 1 of Sun Life Financial Inc., as set out in Schedule B to the Management Information Circular dated March 17, 2014 delivered in advance of the annual meeting of common shareholders on May 7, 2014, is hereby confirmed.”

MANAGEMENT INFORMATION CIRCULAR 2014

The board recommends that shareholders vote for the resolution confirming the Amended and Restated By-law No. 1. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the resolution.

Amendments to By-law No. 2

On February 12, 2014 the board amended By-law No. 2 to provide flexibility for the manner in which the company provides documents to registered shareholders. The amended By-law provides that for each authorized class of shares, the company may send notices and other documentation, including materials relating to future shareholders meetings, by electronic means where permitted by law. The prior version of By-law No. 2 required the company to send printed copies of material to shareholders at their addresses contained in the company’s records.

The amendments to permit electronic delivery to registered shareholders are set out in Sections 3.7, 4.7 and 5.7 of Amended and Restated By-law No. 2, the full text of which is contained in Schedule C, beginning on page 96.

The amendments to By-law No. 2 were intended to modernize the company’s By-laws and align them with recent amendments to corporate law which permit electronic delivery. Regardless of the company’s By-laws, electronic delivery may only be used to send materials to registered shareholders who provide their consent. The company intends to begin soliciting consent to electronic delivery in conjunction with the mailing of materials for this meeting.

The Governance, Nomination & Investment Committee and board determined that implementing electronic delivery will be beneficial to the company and the shareholders. It will reduce the costs of printing and mailing documents, contribute to the company’s sustainability by reducing the amount of paper used, and allow shareholders to receive information from the company in a more timely manner.

The amendments to By-law No. 2 were effective as of the date of the board’s approval, but will cease to be effective unless they are confirmed by a majority of the votes cast by shareholders at the meeting. Accordingly, the following resolution will be submitted to the shareholders.

“RESOLVED THAT the Amended and Restated By-law No. 2 of Sun Life Financial Inc., as set out in Schedule C to the Management Information Circular dated March 17, 2014 delivered in advance of the annual meeting of common shareholders on May 7, 2014, is hereby confirmed.”

The board recommends that shareholders vote for the resolution confirming the Amended and Restated By-law No. 2. The board also encourages shareholders to provide their consent to electronic delivery of documents. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the resolution.

MANAGEMENT INFORMATION CIRCULAR 2014

Advisory vote on executive compensation

Beginning in 2010, the board decided to hold an annual advisory vote on executive compensation to respond to shareholders and other stakeholders who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 39 of this circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 17, 2014 delivered in advance of the annual meeting of common shareholders on May 7, 2014.”

MANAGEMENT INFORMATION CIRCULAR 2014

Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines for companies listed on that exchange.

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established a Code of Business Conduct that applies to every director, officer and employee, with no exception. Each officer and employee is trained and tested annually on compliance with the code. The Governance, Nomination & Investment Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. Any breaches of the code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance with the committee annually. The code is reviewed annually and was last updated in 2013. A copy of the code is available on our website (www.sunlife.com) and on SEDAR (www.sedar.com).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship responsibilities directly and through its four standing committees. The board and Governance, Nomination & Investment Committee review the board charter at least annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman works closely with the Chairman of the Governance, Nomination & Investment Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence. The Chairman is a regular attendee of board committee meetings.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Chairman of the Board, can hire independent advisors.

MANAGEMENT INFORMATION CIRCULAR 2014

The President & Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written position description for the CEO which specifies his overall accountability for sustained value creation for stakeholders. This includes responsibility for managing company resources to ensure optimal performance, developing and maintaining continuity of leadership capabilities and providing leadership in risk management, corporate governance and regulatory compliance. The CEO is responsible for developing proposals for the company’s strategic direction and recommending them to the board, and communicating and executing the agreed strategy. The CEO reinforces an effective and robust risk management and control framework and promotes a risk culture consistent with our risk philosophy and appetite.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership guidelines (see page 36).

We have eight key attributes we expect of our directors when they carry out their duties:

— integrity — accountability — independent and informed judgment — commitment to operational excellence	— knowledge of business issues and financial matters — collaboration — initiative — responsiveness

The board charter included as Schedule A contains the full position descriptions of our directors, our Chairman of the Board and our committee chairs.

Board size

According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be between 11 and 14 directors in order to fulfill its responsibilities.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The Governance, Nomination & Investment Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 11 are independent, and that all of the current members of the Audit & Conduct Review Committee and Management Resources Committee meet the additional independence requirements set out in that policy for membership on those committees. Dean A. Connor is not independent because he is our CEO.

The roles of the Chairman and the CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. James H. Sutcliffe is Chairman of the Board and an independent director. Having an independent Chairman promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

MANAGEMENT INFORMATION CIRCULAR 2014

Meeting in-camera

The independent directors meet without management present at the end of each board and committee meeting. The Chairman of the Board encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Skills and experience

The Governance, Nomination & Investment Committee ensures at all times that the board includes members with a broad range of experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the Governance, Nomination & Investment Committee and the board determine the primary areas of experience and expertise that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These areas are listed in the table below and described in the text that follows. The table below shows, for each director nominee other than Dean A. Connor, our CEO, the five principal areas of experience and expertise that the nominees have indicated they bring to our board. The Governance, Nomination & Investment Committee reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess these skills.

Experience and expertise	William D. Anderson	Richard H. Booth	John H. Clappison	Martin J. G. Glynn	M. Marianne Harris	Krystyna T. Hoeg	Réal Raymond	Hugh D. Segal	Barbara G. Stymiest	James H. Sutcliffe
Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services		✓	✓	✓	✓		✓		✓
Government Relations/Policy								✓		✓
International Business	✓			✓						✓
Risk Management		✓	✓		✓		✓		✓
Actuarial										✓
Human Resources			✓			✓	✓	✓
Accounting	✓	✓	✓		✓	✓	✓		✓
Customer needs, behaviour and brands				✓				✓
Sales and Distribution						✓				✓
Corporate Governance	✓					✓		✓
Corporate Development	✓	✓		✓	✓				✓

—	Executive Leadership – broad business experience as a senior executive of a major organization or experience in the development and implementation of a strategic plan at a major organization
—	Financial Services – operational experience in the financial services sector with particular knowledge of insurance, asset management or mutual fund operations
—	Government Relations/Policy – experience in government relations or public policy

MANAGEMENT INFORMATION CIRCULAR 2014

—	International Business – experience in a senior level role in an organization with Asian or other multinational operations and working with different cultures
—	Risk Management – knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting
—	Actuarial – knowledge of and experience with the components of profitability in an insurance business
—

Human Resources – knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning, organizational design, and human resource principles and practices generally

—

Accounting – knowledge of and experience with financial accounting and International Financial Reporting Standards, corporate finance and capital, and familiarity with internal financial and accounting controls

—	Customer needs, behaviour and brands – experience in creating financial products for retail distribution, customer research or brand development and positioning
—	Sales and Distribution – experience in overseeing proprietary sales forces and direct and third-party distribution channels
—	Corporate Governance – experience in corporate governance principles and practices and at a major organization
—	Corporate Development – experience in identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures.

The Governance, Nomination & Investment Committee also reviews the membership of each committee annually to ensure each committee consists of members with the experience and expertise required to fulfil the committee’s mandate.

Tenure and board renewal

Every year the Governance, Nomination & Investment Committee recommends a list of people for nomination to the board for a one-year term.

The board charter includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors.

Directors David A. Ganong and Idalene F. Kesner are retiring from the board at the conclusion of the meeting because they have served for 12 years. Krystyna T. Hoeg has also served for 12 years. Ms. Hoeg has served as Chair of the Management Resources Committee since May 2011. The board’s policy is that committee chairs should generally serve for five year terms. The independent directors, on the recommendation of the Governance, Nomination & Investment Committee, considered Ms. Hoeg’s contributions as a director and Chair of the Management Resources Committee and unanimously determined that it is in the best interests of the company to waive the retirement requirement to allow Ms. Hoeg to serve for two additional years, until the annual meeting to be held in 2016.

MANAGEMENT INFORMATION CIRCULAR 2014

The table below shows the directors who are currently expected to retire during the next three years based on the directors’ tenure policy described above (including waivers granted), and the areas of experience and expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Experience and Expertise
David A. Ganong	2014	Audit & Conduct Review Governance, Nomination & Investment	— executive leadership — financial services — government relations/policy — sales and distribution — corporate governance
Idalene F. Kesner	2014	Governance, Nomination & Investment Management Resources	— executive leadership — international business — human resources — corporate governance — corporate development
Krystyna T. Hoeg	2016	Management Resources (Chair) Risk Review	— executive leadership — human resources — accounting — sales and distribution — corporate governance
John H. Clappison	2017	Audit & Conduct Review Risk Review (Chair)	— executive leadership — financial services — risk management — human resources — accounting

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

—	he or she has not attended at least 75% of board and committee meetings for two consecutive years
—	his or her principal employment or other business or professional circumstances have changed materially
—	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Recruiting new directors

The Governance, Nomination & Investment Committee has primary responsibility for identifying potential new directors. The skills matrix (see page 20) and a schedule of expected directors’ retirement dates are the two primary considerations for the committee when determining a need to recruit a new director and identifying the experience and expertise that prospective directors should possess. Candidates are identified through the use of executive search firms and referrals. Executive search firms are used to conduct reference and background checks on referred candidates. Suitable candidates are interviewed by the Chairman of the Board, the Chairman of the Governance, Nomination & Investment Committee, the CEO, and other directors. The committee receives input from all of these sources before recommending to the board the appointment or nomination of a new director.

In 2013, M. Marianne Harris was identified through this process and was appointed to the board effective December 1, 2013. She is standing for election by the shareholders for the first time at the meeting.

Orientation and continuing education

Our orientation program for new directors includes formal information sessions and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. The Chairman of the Board and committee chairs

MANAGEMENT INFORMATION CIRCULAR 2014

meet with new directors to discuss the role of the board and board committees in detail. New directors also attend sessions on our corporate strategy, business group operations and financial objectives, and visit our sites to meet with corporate and operational management. Beginning in 2013, all directors are invited to attend orientation sessions for new directors.

Réal Raymond joined the board in May 2013. He attended a dedicated orientation session with the Chairman of the Board and the CEO to review the company’s strategy and competitive position. He also attended sessions on SLF Canada, SLF US and MFS Investment Management hosted by senior leaders in those business groups. Mr. Raymond received detailed information on the SLF Asia business group during the board’s in-depth strategy session in June.

Mr. Raymond joined the Management Resources Committee and Risk Review Committee when he became a director. He attended orientation sessions hosted by senior management in the Human Resources and Risk Management functions which covered, among other things, talent management, leadership and employee development, compensation philosophy, objectives and plan design, the risk management framework, key risk identification and mitigation, stress testing, risk models and capital management.

Richard H. Booth became Chairman of the Governance, Nomination & Investment Committee in May 2013. Mr. Booth attended an orientation session on the Investments function focused on investments processes and systems, asset classes, surplus management, and controls.

M. Marianne Harris joined the board, Audit & Conduct Review Committee and Governance, Nomination & Investment Committee in December 2013. From January 2014 to the date of this circular, Ms. Harris attended orientation sessions on SLF Canada, SLF US, MFS Investment Management, the Compliance and Internal Audit functions, and board administration. Additional sessions have been scheduled for Ms. Harris on SLF Asia and the Actuarial, Enterprise Services, Finance, and Risk Management functions.

Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Directors attended sessions in 2013 that were organized by the Institute of Corporate Directors, Deloitte LLP, PricewaterhouseCoopers LLP, KPMG LLP, Indiana State University, and the New York Stock Exchange/Corporate Board Member.

In 2013, the board implemented a formal process by which directors will visit each of the company’s principal operating subsidiaries on a regular basis. The board believes that these site visits will enhance ongoing director education and increase linkages with the business units.

Also in 2013, the company took out memberships for all of the directors in the Institute of Corporate Directors which provides continuing education for directors through publications, seminars and conferences.

MANAGEMENT INFORMATION CIRCULAR 2014

We also hold regular education seminars in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, and to encourage more in-depth discussion in specific areas. The table below lists the education seminars we organized for our directors in 2013.

Date	Topic	Audience
Feb 12	SLF US Key Risks	Risk Review Committee
Feb 13	Executive Compensation	Board
April 14	Individual Wealth Products	Board
May 7	Impact of the Internet on Commercial Retail Centres	Governance, Nomination & Investment Committee
May 7	SLF Asia Key Risks	Risk Review Committee
May 8	Security Risks	Board
June 18	Philippines Business	Board
Aug 6	Cyber Risk, Credit Risk Models, Product Risk Management	Risk Review Committee
Aug 7	Initiating and Supervising Internal Investigations	Board
Sept 19	Quebec Strategy	Board
Nov 5	Managing the Surplus Segment	Governance, Nomination & Investment Committee
Nov 5	SLF Canada Key Risks, Run-off Reinsurance	Risk Review Committee
Nov 6	IFRS 4	Board

Serving on other public company boards and audit committees

In 2013, the board added to its charter a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, an interlock). There are currently no interlocks involving our directors.

The New York Stock Exchange corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the Audit & Conduct Review Committee comply with this standard.

Strategic planning process

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold an in-depth strategy session with the board every year in June. In June 2013, the board focused on strategic issues for our businesses in Asia, our global asset management businesses, and our US Group Benefits business. The Executive Team then reviewed and discussed the feedback and perspectives provided by the board at a special Executive Team strategy session in July. The board then approved the updated strategic plan at its meeting in August.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Identifying the principal risks

In 2013, the board approved a new comprehensive Risk Appetite Framework that sets out the company’s risk preferences, statements of risk capacity, risk appetite and risk limits, and the rationale for the risk limits that

MANAGEMENT INFORMATION CIRCULAR 2014

have been set. The Risk Appetite Framework is an overarching document that codifies key principles and guides the content and implementation of the company’s risk management policies.

The Risk Review Committee assists the board with the identification of all major areas of risk facing the company and its oversight of the Risk Appetite Framework to promote a balanced business and product model that achieves agreed upon risk-adjusted returns and allocates capital accordingly. The committee reviews regular risk management reports to ensure understanding of our exposure to identified key risks, sets parameters for our overall risk appetite and approves risk management policies, reviews management actions to mitigate investment and product risk, and reviews compliance with risk management policies. The committee ensures that the oversight of key risks is appropriately allocated among the board and its committees.

Succession planning

The Management Resources Committee has primary oversight of talent development and succession planning for senior management, the performance assessment of the CEO, and the CEO’s assessments of the other senior officers. The committee conducts in-depth reviews of succession options relating to senior management positions and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

In 2013, the committee conducted an assessment of talent across the company and reviewed reports on planned actions to enhance talent development and increase bench strength for key roles. The committee also reviewed in detail succession plans for Executive Team roles and heads of key control functions. The results of these reviews were discussed with the board. From August 2012 to July 2013, 88% of vacancies at the Vice-President level and above were filled by internal candidates.

At least once each year, the board hosts a social event for members of management below the Executive Team level which includes high performance and high potential employees who are our future leadership. These events allow the board to interact and build relationships with future leaders which supports and reinforces our succession planning processes.

The independent directors participate in the assessment of the CEO’s performance every year. The board approves all appointments of executive officers.

Assessing the board

The board, board committees and individual directors participate in an assessment process every year. In 2013, the board and committee assessments were based on written questionnaires. Applicable members of management were invited to complete the questionnaires in 2013 to provide additional perspective. The questionnaires were designed to produce feedback on the effectiveness with which the board and committees addressed their most significant business matters during the year and identify areas for future improvement. Through this process, the board and each committee created a list of actions to be taken in 2014 to continuously improve their effectiveness. These included changes to meeting materials and agendas to create additional time for discussions of strategic issues, increased focus on macro forces and the competitive environment, and increased interactions with the business units and customers.

Written questionnaires were also used in 2013 to facilitate assessments of the effectiveness of the Chairman of the Board and the committee chairs. The chairs were assessed against the position descriptions for the board and committee chairs contained in our board charter and in relationship to their leadership and facilitation of meetings and interactions with management. Applicable members of management also completed the chairs’ questionnaires.

MANAGEMENT INFORMATION CIRCULAR 2014

In 2013, the directors’ peer evaluation process consisted of one-on-one interviews with the Chairman of the Board. The Chairman of the Governance, Nomination & Investment Committee provided feedback to the Chairman of the Board based on comments provided in the Chairman of the Board’s questionnaire.

Internal control and management information systems

In 2013, the board approved a new comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit & Conduct Review Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, management’s discussion and analysis (MD&A), earnings news releases, the annual information form and this circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance, Nomination & Investment Committee reviews our policy on public disclosure at least annually and approves changes when appropriate.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	Annually
Board committee charters	Annually
Director Independence Policy	Annually
Position description for the Chief Executive Officer	Annually
Code of Business Conduct	Annually, in-depth review at least every three years

Contacting the board

Shareholders and other interested parties can contact the directors directly to give feedback. Email boarddirectors@sunlife.com or write to:

Board of Directors

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario, Canada M5H 1J9

MANAGEMENT INFORMATION CIRCULAR 2014

Shareholder proposals

The company received a proposal from Vancity Investment Management Inc. (Vancity) on behalf of the IA Clarington Inhance Monthly Income SRI Fund relating to the potential impact of global warming on assets in the fossil fuel industry. Following discussions, Vancity agreed to withdraw the proposal. The board wishes to acknowledge and thank Vancity for the constructive dialogue.

Shareholder proposals for our 2015 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 17, 2014 to consider including them in our management information circular for the 2015 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail:	150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

Board committees

The board’s four standing committees are:

—	Audit & Conduct Review Committee
—	Governance, Nomination & Investment Committee
—	Management Resources Committee
—	Risk Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated at least annually. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

MANAGEMENT INFORMATION CIRCULAR 2014

Audit & Conduct Review Committee

The primary role of the Audit & Conduct Review Committee is to oversee:

—	the integrity of our financial statements and related information
—	compliance with financial regulatory requirements
—	the adequacy and effectiveness of our internal controls
—	compliance with legal and regulatory requirements and the identification and management of compliance risk
—	the qualifications, independence and performance of our external auditor.

Independence and financial literacy

Every member of the committee meets the additional independence standards for Audit & Conduct Review Committee members in our Director Independence Policy.

In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.

Mr. Anderson, Chair of the committee, is an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.

The committee met six times in 2013. It reviewed reports from management and Deloitte and also held private meetings with Deloitte, the Chief Financial Officer (CFO), the Chief Auditor, the Chief Actuary, and the Chief Compliance Officer at each meeting before meeting in-camera.

Financial reporting

Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.

2013 activities

—	commissioned independent reviews of the Finance and Compliance functions and monitored the implementation of recommendations
—	reviewed succession plans and talent development in the Finance, Internal Audit, Actuarial and Compliance functions
—	reviewed our principal accounting practices and policies and management’s accounting estimates and judgments with management and Deloitte
—	reviewed regular reports from management on International Financial Reporting Standards developments
—	received reports on compliance resources in our business units and anti-money laundering and anti-terrorist financing programs
—	reviewed reports on the control environment in SLF Canada, SLF US, MFS and the Investments function

MANAGEMENT INFORMATION CIRCULAR 2014

—	received briefings on anti-bribery and corruption requirements and our whistleblower policies and procedures
—

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results

—	discussed with management enhancements to our financial disclosure
—	reviewed policies and programs to monitor compliance with legal and regulatory requirements.

External auditor

—	reviewed and accepted the independence of the external auditor
—	reviewed and approved the overall scope of the annual audit plan and necessary resources
—	reviewed and approved all services and fees relating to the external auditor
—	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

Internal control

—	reviewed and recommended to the board approval of a comprehensive Internal Control Framework
—	reviewed and was satisfied with the independence of the Internal Audit function
—

reviewed Statements of Mandate, Responsibility and Authority, including independence and resources, of the CFO, the Chief Auditor, the Chief Actuary and the Chief Compliance Officer and assessed the effectiveness of their functions

—	reviewed the organizational structures of the Finance, Internal Audit, Actuarial and Compliance functions
—	reviewed the scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
—	reviewed quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment
—

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.

Office of the Superintendent of Financial Institutions (OSFI)

—	met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

You can find more information about the Audit & Conduct Review Committee in our 2013 annual information form which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).

The members of the Audit & Conduct Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Governance, Nomination & Investment Committee

The Governance, Nomination & Investment Committee assists the board by:

—	developing effective corporate governance guidelines and processes
—	developing processes to assess the effectiveness of the board and board committees and the contributions of individual directors, including the Chairman of the Board and the chairs of committees
—

identifying individuals with the competencies, skills and qualities determined by the board to be the best suited to complement the current board composition, and recommending the director nominees for election

—	overseeing policies and processes to maintain ethical behaviour
—	overseeing investment practices, procedures and controls relating to the management of the general fund portfolio
—	reviewing and monitoring the annual investment plan.

The committee met five times in 2013. It reviewed reports from management and held private meetings with the Chief Investment Officer at each meeting before meeting in-camera.

2013 activities

—

reviewed corporate governance developments and assessed current corporate governance practices against the guidelines of the Canadian Coalition for Good Governance and OSFI’s revised Corporate Governance Guideline

—	reviewed and made recommendations to the board relating to advance notice by-laws and a board interlock policy
—	reviewed subsidiary board governance activities and processes and approved a revised Subsidiary Board Governance Policy
—	reviewed the materials for the annual meeting and the annual information form
—	reviewed management’s responses to recommendations arising from reviews by OSFI and third parties
—	reviewed a report on our sustainability program and practices.

Board governance, renewal and assessment

—	reviewed the board and committee charters and recommended updates to the board
—	facilitated the annual assessment of the board, board committees, individual directors, the Chairman of the Board and committee chairs
—	reviewed board and committee composition and implemented an enhanced process for the directors’ skills matrix
—	approved a revised Director Independence Policy
—	discussed diversity on the board and in senior management
—	reviewed director compensation and share ownership guidelines and made recommendations to the board
—	identified director candidates who complement the current composition of the board and recommended the nomination and appointment of new directors.

MANAGEMENT INFORMATION CIRCULAR 2014

Compliance and ethics

—	reviewed and recommended to the board approval of a revised Code of Business Conduct and received a report on compliance with the Code.

Investments

—	commissioned an independent review of the Investments function
—	reviewed succession plans and talent development in the Investments function
—	received reports on market conditions and the future outlook
—	discussed investment strategy and performance metrics for the Investments function
—	reviewed quarterly reports on performance of the general fund investment portfolio
—

received briefings on event risk in the corporate bond market, tactical hedge strategies, management of environmental liabilities, the surplus segment, and management’s outlook for the Canadian economy

—	reviewed and recommended to the board approval of the annual investment plan
—	reviewed the Statement of Mandate, Responsibility and Authority of the Chief Investment Officer, including the adequacy of his resources, and assessed the effectiveness of the Investments function
—	reviewed the organizational structure of the Investments function.

The members of the Governance, Nomination & Investment Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Management Resources Committee

The Management Resources Committee is responsible for assisting the board by:

—	developing and monitoring succession plans for the position of CEO and other senior management roles and reviewing the appointment and development of candidates for such roles
—	establishing and overseeing processes for evaluating the performance of the CEO and reviewing the CEO’s assessment of performance of other members of senior management
—	making executive compensation recommendations to the board, including with respect to compensation policies and practices and incentive plan design
—	monitoring talent development and employee engagement
—	overseeing governance of employee pension plans.

The committee met six times in 2013. It met in-camera at the beginning of each meeting and again after it reviewed reports from its independent advisors and management.

2013 activities

—	conducted an in-depth review of succession options for the CEO and other senior management positions and reviewed development plans for key succession candidates
—	reviewed the results of the company’s annual Leadership Talent Review to monitor progress in developing the leadership pipeline
—	carried out a performance assessment of the CEO and recommended his compensation to the board based on our corporate performance and his leadership in 2013
—	considered the implications of enterprise key risks on compensation programs
—	monitored the development and implementation of a new human resources risk dashboard
—	reviewed employee engagement and methods to enhance the employee value proposition
—	implemented a process to assess the independence of the committee’s compensation advisors in accordance with New York Stock Exchange rules
—	reviewed the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
—	reviewed the organizational structure of the Human Resources function
—

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements, and determined appropriate performance measures and targets for incentive compensation plans

—

reviewed the performance assessments and compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and control function leaders and made recommendations to the board

—	reviewed and approved executive compensation disclosure, including the value of executive officer compensation on termination of employment under various scenarios
—	reviewed the governance of employee pension plans
—	reviewed the Statement of Mandate, Responsibility and Authority of the Executive Vice-President, Human Resources, including the adequacy of her resources.

The members of the Management Resources Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Risk Review Committee

The Risk Review Committee assists the board with its oversight of all major areas of risk facing the company and the management of the enterprise Risk Appetite Framework in order to promote a balanced business and product model that achieves agreed upon risk-adjusted returns and allocates capital accordingly. In performing this role, the committee oversees the company’s risk profile to ensure it is aligned with the risk appetite. The committee oversees the development of risk management strategies and reviews compliance with risk management policies, including those related to investment risk. The committee oversees policies, procedures and controls related to our capital structure and compliance with regulatory capital requirements and reviews and monitors the annual capital plan.

The committee met five times in 2013. It reviewed reports from management at each meeting and also held private meetings with the Chief Risk Officer at each meeting before meeting in-camera. The committee also met privately with the Chief Credit Risk Officer periodically.

2013 activities

—	reviewed and recommended to the board approval of a comprehensive Risk Appetite Framework
—	reviewed succession plans and talent development in the Risk Management and Credit Risk Management functions
—	discussed with management optimizing the amount of risk taken within approved risk limits
—	received educational briefings on cyber risk, product risk, credit risk models and our reinsurance business
—	reviewed in-depth reports on key risks in our Canadian, US and Asian businesses
—

reviewed the Statements of Mandate, Responsibility and Authority, including independence and resources, of the Chief Risk Officer and Chief Credit Risk Officer and assessed the effectiveness of their functions

—	reviewed the organizational structure of the Risk Management function.

Risk understanding

—	monitored the development and implementation of a new integrated risk dashboard
—	reviewed the key risks facing our business activities in terms of gross risks, controls being applied to mitigate risks and the residual risks faced
—	reviewed in-depth reports on identified key risks and discussed mitigation strategies with management
—	reviewed the results of Dynamic Capital Adequacy testing and provided input on the scenarios tested
—	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends.

Risk policies

—	reviewed and approved policies for the management and control of risk and received reports on compliance with risk management policies.

MANAGEMENT INFORMATION CIRCULAR 2014

Management actions for improving risk-adjusted returns

—	reviewed key risk-related issues incorporated into the annual business plan
—	monitored product performance
—	reviewed reports on target levels of return on equity and allocation of capital and provided input on related management actions.

Risk monitoring and compliance

—

reviewed risk monitoring programs and reports on risk monitoring activities, including those related to risk tolerance limits, segregated fund hedging, liquidity stress testing and investment risk monitoring

—	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties
—	met with OSFI to review its annual examination report and the status of items to review with management on a regular basis.

Capital

—	reviewed and recommended to the board internal capital targets in accordance with OSFI guidelines
—	reviewed our capital position and financial strength with management and made recommendations to the board about allocation of capital, dividends, re-financings and credit facilities.

The members of the Risk Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

—	to align directors’ interests with the interests of our shareholders
—	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Chairman of the Board and the CEO) against the total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. We determine the median pay for the “average director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that an average director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of 100 large Canadian public companies. We use these comparisons to assess the competitiveness of our directors’ compensation program on an annual basis.

We benchmark pay for the Chairman of the Board against the compensation paid to the chairs of companies in our peer group. The average amount of total compensation is used as a baseline to assess the competitiveness of the Chairman’s compensation. The Governance, Nomination & Investment Committee also considers other qualitative factors when making recommendations to the board on the Chairman’s compensation.

Our peer group is made up of five major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

— BMO Financial Group — CIBC — Great West Life — Manulife Financial	— RBC — Scotiabank — TD Bank Financial Group

The Governance, Nomination & Investment Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

A description of changes made in 2013 to our directors’ compensation begins on page 36.

Program structure

Directors receive an annual retainer, committee retainers, meeting fees and travel fees for serving on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies. They are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive meeting fees for each board and committee meeting attended. We pay travel fees of $750 when a director travels within the province or from a neighbouring province for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

Directors receive 50% of their annual board retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.

MANAGEMENT INFORMATION CIRCULAR 2014

The Chairman of the Board receives a separate annual retainer that includes a portion in DSUs equal to the value of DSUs received by the other directors. He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive meeting fees or travel fees.

Mr. Connor does not receive any director compensation because he is our CEO. Details regarding Mr. Connor’s compensation can be found in the Executive Compensation section of this circular beginning on page 39.

Changes to directors’ compensation for 2014

When reviewing directors’ compensation for 2014, the Governance, Nomination & Investment Committee considered the increasing workload, responsibilities and expectations on directors, trends in directors’ compensation, and the highly competitive nature of director recruitment in the global financial services industry. Based on the committee’s input and recommendation, the board approved an increase in the meeting fee payable to directors from $1,500 to $1,750 effective January 1, 2014.

The Governance, Nomination & Investment Committee considered the same factors when reviewing the Chairman of the Board’s retainer and recommended an increase from $390,000 to $405,000 effective January 1, 2014.

The table below shows the changes to the directors’ and the Chairman’s compensation as approved by the board.

	Until December 31, 2013	Effective January 1, 2014
Chairman of the Board’s retainer	$ 390,000	$ 405,000
Directors’ retainers	$ 120,000	$ 120,000
Committee Chairs’ retainers	$ 30,000	$ 30,000
Committee members’ retainers	$ 10,000	$ 10,000
Meeting fees	$ 1,500	$ 1,750
Travel fees	$750/$1,500	$750/$1,500

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. Under the plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer, which is $15,000, on the last business day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Directors’ stock option plan

We have not granted any options to independent directors since 2002. There have been no options held by independent directors since June 2012.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

The directors’ share ownership guideline was increased from $550,000 to $600,000 effective January 1, 2013 to maintain the guideline amount at five times the directors’ annual retainer. Directors (other than Mr. Connor) must own at least $600,000 in common shares and/or DSUs within five years of being elected to the board, or by June 30, 2015, whichever is later. Directors may not engage in equity monetization transactions or hedges involving securities of Sun Life Financial (see page 50).

As CEO, Mr. Connor has separate share ownership requirements which are described on page 50.

MANAGEMENT INFORMATION CIRCULAR 2014

Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of February 28, 2014 and February 28, 2013, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs).

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compensation (%)
William D. Anderson	2014	13,280	8,385	21,665	830,636	✓	-

	2013	11,850	6,171	18,021	519,185	80,815	-

	Change	1,430	2,214	3,644	311,451
Richard H. Booth	2014	3,500	10,308	13,808	529,399	70,601	50

	2013	2,500	5,945	8,445	243,300	356,700	50

	Change	1,000	4,363	5,363	286,099
John H. Clappison	2014	2,000	34,571	36,571	1,402,132	✓	50

	2013	2,000	29,135	31,135	896,999	✓	50

	Change	0	5,436	5,436	505,133
David A. Ganong	2014	7,567	28,488	36,055	1,382,349	✓	-

	2013	7,567	25,386	32,953	949,376	✓	-

	Change	0	3,102	3,102	432,973
Martin J. G. Glynn	2014	8,346	7,112	15,458	592,660	7,340	50

	2013	7,321	4,955	12,276	353,672	246,328	50

	Change	1,025	2,157	3,182	238,988
M. Marianne Harris[1]	2014	4,800	453	5,253	201,400	398,600	100

	2013	0	0	0	0	-	-

	Change	4,800	453	5,253	201,400
Krystyna T. Hoeg	2014	3,405	36,470	39,875	1,528,808	✓	-

	2013	3,405	33,015	36,420	1,049,260	✓	-

	Change	0	3,455	3,455	479,548
Idalene F. Kesner	2014	15,291	20,205	35,496	1,360,917	✓	-

	2013	15,291	17,469	32,760	943,816	✓	-

	Change	0	2,736	2,736	417,101
Réal Raymond	2014	8,000	2,308	10,308	395,209	204,791	50

	2013	5,500	0	5,500	158,455	441,545	50

	Change	2,500	2,308	4,808	236,754
Hugh D. Segal	2014	8,657	11,348	20,005	766,992	✓	-

	2013	8,657	9,004	17,661	508,813	91,187	-

	Change	0	2,344	2,344	258,179
Barbara G. Stymiest	2014	5,000	9,108	14,108	540,901	59,099	75

	2013	5,000	4,016	9,016	259,751	340,249	80

	Change	0	5,092	5,092	281,150
James H. Sutcliffe	2014	8,000	50,792	58,792	2,254,085	✓	100

	2013	8,000	36,570	44,570	1,284,062	✓	100

	Change	0	14,222	14,222	970,023
1Ms.	Harris joined the board on December 1, 2013.

The closing value of our common shares on the TSX was $38.34 on February 28, 2014 and $28.81 on February 28, 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Compensation details

Director compensation table

We paid a total of $2,439,110 to the directors of Sun Life Financial and Sun Life Assurance in 2013, compared to $2,481,703 in 2012.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
William D. Anderson	138,250	60,000	-	-	-	-	198,250
Richard H. Booth	68,229	128,229	-	-	-	-	196,458
John H. Clappison	67,625	127,625	-	-	-	-	195,250
David A. Ganong	125,000	60,000	-	-	-	-	185,000
Martin J. G. Glynn	62,500	122,500	-	-	-	-	185,000
M. Marianne Harris	-	16,917	-	-	-	-	16,917
Krystyna T. Hoeg	139,000	60,000	-	-	-	-	199,000
David W. Kerr	40,055	21,041	-	-	-	5,000	66,096
Idalene F. Kesner	123,500	60,000	-	-	-	-	183,500
Mitchell M. Merin	23,549	44,590	-	-	-	5,000	73,139
Réal Raymond	38,668	77,545	-	-	-	-	116,213
Hugh D. Segal	117,500	60,000	-	-	-	-	177,500
Barbara G. Stymiest	23,350	153,400	-	-	-	-	176,750
James H. Sutcliffe	-	390,000	-	-	-	80,037	470,037
TOTAL							2,439,110

The amounts in the All other compensation column for Mr. Kerr and Mr. Merin represent charitable donations that were made by the company when they retired from the board. The amount shown for Mr. Sutcliffe represents the cost to the company of spousal travel and Toronto accommodations. In light of Mr. Sutcliffe’s overseas residence and the frequency with which he must travel to Toronto to perform his duties as Chairman, the board determined that it was appropriate for the company to pay these expenses. No deduction has been made for notional hotel expenses that otherwise would have been reimbursed to Mr. Sutcliffe following his trips to Toronto.

MANAGEMENT INFORMATION CIRCULAR 2014

Executive compensation

This section discusses our approach to compensation, how we make decisions, the different components of our compensation program, what we paid our named executive officers in 2013 and why.

Our five named executive officers for 2013 are:

—	Dean A. Connor, President and Chief Executive Officer (CEO)
—	Colm J. Freyne, Executive Vice-President and Chief Financial Officer (CFO)
—	Westley V. Thompson, President, SLF U.S.
—	Stephen C. Peacher, President, Sun Life Investment Management (SLIM) and Chief Investment Officer, Sun Life Financial
—	Kevin P. Dougherty, President, SLF Canada, and President, Sun Life Global Investments (SLGI).

Management prepared the compensation discussion and analysis and compensation details provided below on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board. All figures are in Canadian dollars unless stated otherwise.

Letter to shareholders	40

Compensation decisions for 2013 and 2014	43

Comparing shareholder value to executive compensation	44

Compensation discussion and analysis (CD&A)
— Our philosophy and approach	45
— Our compensation program	52

Compensation details
— Summary compensation table	64
— Incentive plan awards	66
— Pension benefits	74
— Termination and change of control benefits	75
— Aggregate compensation for Material Risk Executives	79
— Securities authorized for issue under equity compensation plans	80

MANAGEMENT INFORMATION CIRCULAR 2014

Letter to shareholders

In 2013, we had a successful year of growth as we continued to execute against our strategic plan by concentrating on our four key pillars:

—	Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits
—	Becoming a leader in group insurance and voluntary benefits in the U.S.
—	Supporting continued growth in MFS Investment Management (MFS) and broadening our other asset management businesses around the world
—	Strengthening our competitive position in Asia.

We believe our current compensation programs are structured to support the achievement of these strategic objectives. The performance targets used in our annual incentive plan (AIP) reflect financial and non-financial objectives that are aligned to the annual business plan approved by the board based on this strategy. Our long-term success on these strategic pillars will be reflected in both our absolute and relative share price performance, which are the key measures used in our long-term incentives and represent a significant portion of pay for our most senior leaders. In addition to incentives, providing competitive salaries and other pension and benefit programs ensures we attract and retain the talent needed to execute on our strategy.

This letter provides an overview of corporate performance in 2013, governance activities over the past year, and compensation highlights. We provide details of key executive pay decisions for 2013 and changes to our compensation program in 2014 in the section after this letter.

Our performance in 2013

As we continued to advance our four pillar strategy, we delivered excellent financial and shareholder results in 2013, including:

—	Operating return on equity (ROE) increased from 12.5% to 14.8%
—	Operating net income from continuing operations of $1,943 million was up 31% compared to 2012
—	Strong sales growth drove a 15% increase in premiums and deposits, and along with rising markets lifted assets under management by $107 billion to $640 billion
—	A 42% increase in our share price (from $26.37 to $37.52) compared to year end 2012
—	Total shareholder return of 49% for the year
—	Increased wealth and insurance sales led to value of new business (VNB) of $666 million (excluding MFS) and delivered net sales of US$24 billion at MFS.

In addition to excellent financial results, we also advanced a number of strategic initiatives that will help position us for future success, including:

—	Closed the transaction to sell our U.S. annuity business, which significantly reduced our risk profile, reduced our earnings volatility, and strengthened our balance sheet
—	Completed a management action to optimize our closed block of life insurance in the U.S., which included a $290 million gain from restructuring of internal reinsurance arrangements
—	Continued to grow our Canadian business, where our Group Retirement Services (GRS) business and Group Benefits (GB) business maintained their number one rankings in market share
—	Expanded our footprint in Asia, with new businesses in Vietnam and Malaysia
—	Continued the transformation of the U.S. group business to be more customer centric and scalable
—	Maintained excellent growth at MFS, with assets under management reaching an all-time high of US$413 billion

MANAGEMENT INFORMATION CIRCULAR 2014

—	Significantly progressed the enterprise priorities, including:
—	Extended use of Net Promoter Scores (NPS) as an enterprise method to measure customer satisfaction and develop insights to drive higher sales
—	Launched our “Brighter Way” initiative, designed to support productivity improvements to enhance the customer experience
—	Enhanced focus on productivity and expense management
—	Enhanced processes and individual actions to improve our talent and performance management process.

Compensation continues to be closely aligned with performance as our improved business results and value creation for shareholders resulted in increased aggregate pay for named executive officers and the broader employee population for 2013, as shown below:

	2012	2013
Business results assessment under AIP for the total company	30% above target	50% above target
Payouts under performance share units (2012) and Executive Sun Share units (2013)	3% below grant value (granted in 2010, paid in early 2013)	35% above grant value for Sun Shares (granted in 2011, paid in early 2014)
Total compensation for named executive officers (millions) (see page 44)	$40.4	$89.4
Outstanding deferred compensation (share units and options) for Material Risk Executives (see page 79)	Increased in value by 131%	Increased in value by 111%

Governance

Governance and risk management activities are conducted throughout the year as part of the oversight duties of the board and its committees and the day-to-day responsibilities of management. We integrate risk management principles into our decision-making processes across the organization, and we regularly review our executive compensation program to ensure the various components are aligned with governance, risk management and regulatory principles.

In addition, we ensure the various components of our executive compensation program are aligned with governance, risk management and regulatory principles through a robust and on-going internal audit process that confirms alignment with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices. We also ensure our compensation programs align with the Canadian Coalition for Good Governance’s (CCGG) executive compensation principles.

We meet with governance and shareholder groups to exchange dialogue on our approach to compensation and continue to receive positive feedback on our disclosure practices from shareholders through our advisory vote on executive compensation (“say on pay”). This engagement helps ensure that our decisions and actions continue to align with shareholder expectations.

We completed an annual review of our compensation programs in 2013, and did not make any significant changes. We believe our compensation programs continue to provide appropriate alignment to our business strategy and shareholders’ interests, and encourage value creating activities by our employees for both customers and shareholders.

MANAGEMENT INFORMATION CIRCULAR 2014

Compensation highlights

After assessing our 2013 performance and considering the recommendations of the committee, the board approved the following compensation decisions:

—	Selective salary increases for the executive population, including one named executive officer
—

Total company performance factor of 150% of target for the AIP reflecting above target performance on net income, maximum performance on the value of new business (VNB), and target performance on Key Business Performance Indicators (KBPIs)

—

Payouts under the Executive Sun Share Unit Plan (Sun Shares) made in March 2014 which reflect the change in share price and accrued dividends over the performance period from 2011 to 2013 and a performance factor of 95% of target

—

The performance factor is based on a weighted average of multiple three year relative total shareholder return (TSR) performance periods compared to our peer groups (see page 55). The payout, which reflects our performance factor, change in share price and accrued dividends, was 35% above the initial grant value.

—	2014 target annual incentive levels based on competitive practice and the 2014 business plan
—	2014 mid and long-term incentive awards that primarily reflect competitive practice, the ultimate value of which will reflect our performance over the next three to 10 years.

Conclusion

2013 was another strong year for our company. As we continue to execute on our four pillar strategy, the board and committee believe the decisions and actions we made will continue to demonstrate a strong link between pay and long-term shareholder value.

We continue to seek feedback from shareholders on all aspects of our executive compensation program and strive to provide clear information that helps you understand our approach to compensation and how we align pay to performance.

We strive to understand executive compensation issues that our shareholders believe are important and we firmly believe that an open and ongoing dialogue is key to this process. We invite you to contact us at boarddirectors@sunlife.com on matters relating to executive compensation and encourage you to take advantage of your ‘say on pay’ again in 2014.

Sincerely,

Krystyna T. Hoeg, CA Chair, Management Resources Committee	James H. Sutcliffe, FIA Chairman of the Board

MANAGEMENT INFORMATION CIRCULAR 2014

Compensation decisions for 2013 and 2014

2013 compensation decisions and approvals

We evaluate our business performance carefully to assess whether our targets set at the beginning of the year have remained appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results represent long term sustainable performance or one-off events, and receive input from the committee’s independent consultants and management as part of the process. This research and analysis provides important context for the board’s compensation decisions, including approval of any changes to our compensation programs.

The table below is a summary of the compensation decisions and the resulting pay levels of our named executive officers. We describe the plans, payouts and new grants in more detail starting on page 52.

	Annualized salary		Annual incentives			Mid-term incentives		Long-term incentives
	2013 $	2014 $	2013 actual incentive	Target incentive (% of salary)		2011 Sun Share payout (vested and paid in early 2014)	2014 Sun Share grant $	Value of options exercised in 2013 $	Value of options granted in 2014 $
Named executive officer				$2013	2014	$
Dean A. Connor	1,000,000	1,000,000	2,300,000	125%	125%	1,283,079	3,750,002	1,283,838	1,250,003
Colm J. Freyne	525,000	540,000	681,260	70%	80%	607,792	750,016	64,999	250,003
Westley V. Thompson	US 635,000	US 635,000	US 1,107,745	100%	100%	US 1,617,245	-	US 4,011,828	-
Stephen C. Peacher	US 515,000	US 515,000	US 1,866,920	200%	200%	US 1,102,659	US 1,125,027	US 1,603,665	US 375,006
Kevin P. Dougherty	585,000	585,000	982,800	100%	100%	979,204	1,087,518	946,559	362,501

The board assessed the performance of each named executive officer against his individual objectives for 2013. Summaries of performance for each named executive officer that formed the basis for board decisions on salary adjustments, individual multipliers under the AIP and long-term incentive grants are provided starting on page 72.

The 2013 actual incentive amounts include special bonuses based on contributions to the sale of our U.S. annuity business in the amount of $50,000 for Mr. Freyne, US$100,000 for Mr. Thompson, and US$50,000 for Mr. Peacher.

The value of the 2011 Sun Share awards paid in 2014 was 135% of the initial grant value reflecting the change in share price, accrued dividends and application of the 95% performance factor. Mr. Thompson did not receive any Sun Share and option grants in 2014 due to his upcoming retirement from Sun Life, effective April 1, 2014.

Changes in 2014

The committee conducted its annual review of our compensation programs relative to competitive practice and approved the following changes for 2014.

Annual incentive plan

As part of the evolution in the design of our AIP, we made further changes to the KBPI measure to better align to our strategy, including the key enterprise priorities of:

—	Improving ROE
—	Enhancing customer focus measured by NPS
—	Improving productivity through our “Brighter Way” initiative
—	Strengthening our talent pipeline
—	Maintaining an effective risk, compliance and control environment.

MANAGEMENT INFORMATION CIRCULAR 2014

In 2014, KBPIs will have a narrower overall assessment payout range of 0-150% of target (previously 0-200%) based on the subjective nature of how the results are assessed for this component of the AIP.

Comparing shareholder value to executive compensation

The graph below compares our total shareholder return over the five years ending December 31, 2013 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on December 31, 2008 and dividends were reinvested on the ex-dividend date.

The graph also shows the relationship between shareholder value and total compensation for the named executive officers (limited to the CEO, CFO and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO Total Compensation Index shows the change in total compensation indexed at 100 to provide a clearer picture of the trend over the same period.

For purposes of comparing compensation to performance, we define total compensation as:

—	paid salaries
—	annual incentives for the year they were earned
—	the value of outstanding mid and long-term incentive awards at year-end
—	the value received during the year from settling awards or exercising options
—	the compensatory pension expense related to the fiscal year of service.

Year ending December 31	2008	2009	2010	2011	2012	2013
Sun Life Financial	100	111	116	79	116	171
S&P/TSX Composite Index	100	134	157	144	154	174
S&P/TSX Financial Services (FS) Index	100	131	162	177	231	312
NEO Total Compensation Index	100	140	206	112	173	383
Total compensation of named executive officers (millions)	$23.4	$32.6	$48.2	$26.1	$40.4	$89.4

MANAGEMENT INFORMATION CIRCULAR 2014

The graph shows that the NEO Total Compensation index is correlated with total shareholder return over the past five years. For additional reference, the NEO compensation index decreased from 2007 to 2008 ($76.6 to $23.4) more than the other indices, and similarly the NEO compensation index increased from 2012 to 2013 ($40.4 to $89.4) more than the other indices. This effect is primarily a result of changes in the in-the-money value of options, which were previously a heavily weighted component of our overall total compensation package. Starting in 2011 we began to decrease the use of options and since 2013 option awards are only provided to Executive Team members and represent only 25% of their total long-term incentive award (previously 50%).

Compensation discussion and analysis (CD&A)

Our philosophy and approach

We have two primary compensation objectives for Sun Life compensation programs:

—	to align employee interests with the interests of our shareholders
—	to attract, retain and reward our leadership team.

Our compensation model rewards executives for achieving strong business results and meeting individual performance expectations. Our compensation programs are strongly linked with shareholder interests and long-term shareholder returns because:

—

most of what we pay our executives is a combination of deferred and variable compensation (at risk pay) – at risk pay accounts for about 86% of total compensation paid to our CEO and 72% for the Executive Team

—	performance targets in the AIP are based on the annual business plan approved by the board and aligned with the company’s risk framework
—	AIP awards reflect value added for shareholders through earnings, profitable sales and progress against strategic initiatives / enterprise priorities
—	absolute and relative shareholder returns over multiple three year periods determine the value of deferred compensation under our mid-term incentive plan
—	absolute shareholder returns up to a 10 year period determine the value of options.

We set our target pay for each element of compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the overall positioning for each role is appropriate. Then we adjust the target pay based on achieving both business and individual performance goals. If we add value for shareholders through superior performance above target, that will result in pay above median. Performance below expectations will result in pay that is below median.

We use a formal decision-making process that incorporates proper oversight, assessment of performance and value added for shareholders, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

Committee involvement and composition

The committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives without encouraging excessive risk taking. The committee actively oversees compensation design and operation with a focus on the programs that are considered to be material to the company. The committee and board exercise control over the compensation programs at MFS through approval of the annual salary budget, bonus pool and long-term equity awards.

MANAGEMENT INFORMATION CIRCULAR 2014

The committee is composed entirely of independent directors. Committee members have a wealth of direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance. Krystyna T. Hoeg, Chair of the committee, was the President and Chief Executive Officer of Corby Distilleries Limited for more than 10 years, during which she had direct responsibility for human resources and executive compensation matters. Ms. Hoeg currently serves on the human resources committees of two other TSX 60 issuers, one as committee chair, and was previously Chair of our Audit Committee, which has primary oversight responsibility for our actuarial function. Idalene F. Kesner’s principal occupation includes conducting research in the area of executive succession and she has experience with human resources and compensation matters on other boards. Réal Raymond held various senior positions at National Bank of Canada, including President and Chief Executive Officer for five years, where he had responsibility for human resources and executive compensation matters. Mr. Raymond also serves as the Chair of the human resources committee of another TSX 60 issuer and is a member of the human resources committee of another Canadian public company. Hugh D. Segal is a member of the human resources committee of another Canadian public company and was Chief Executive Officer of an advertising firm for 10 years where he had responsibility for human resources and executive compensation matters. Barbara G. Stymiest held various senior executive positions throughout her career, including Chief Executive Officer and Chief Operating Officer of other companies in the financial services industry.

The committee’s membership is reviewed annually to ensure that members have the experience and expertise required to fulfil the committee’s mandate. More information on the members and the operation and activities of the committee can be found on page 32. The profiles of committee members who are standing for re-election are contained in the section on director nominees starting on page 7.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each committee meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, committee and the board to consider as part of their final recommendations and approvals. The board makes compensation decisions based on the recommendations and advice of the committee and independent consultants. See Decision-making cycle on page 51 for more information.

Independent advice

In 2013, the committee retained Hugessen Consulting Inc. (Hugessen) as its independent consultant. Hugessen was originally retained by the committee in July 2006 with the mandate to provide advice on the competitiveness and appropriateness of compensation programs for the CEO and top executive officers and on our executive compensation governance.

In 2013, the committee also retained Johnson Associates, Inc. (Johnson) as an independent consultant for advice on compensation programs relating to MFS. Johnson was selected primarily for its extensive experience in the North American asset management and broader financial services industry.

Frederic W. Cook & Co., Inc. (Frederic W. Cook), who was originally retained in November 2005, also supported the committee with compensation related advice for MFS until May 2012.

The independent consultants advise the committee throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation and reviewing the management information circular.

MANAGEMENT INFORMATION CIRCULAR 2014

The table below shows the fees paid to the independent consultants in 2013 and 2012. None of the firms provided any non-executive compensation related services to us in 2013 or 2012.

	2012	2013
Hugessen	$214,586	$202,247
Johnson	US$226,204	US$282,543
Frederic W. Cook	US$3,900	-

The committee considers information provided by the independent consultants and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The committee approves the engagement of the independent consultants, the proposed work plans and all associated fees. It considers any other work to be assigned to the independent consultants that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisors to the committee. The committee reviews the performance and terms of engagement of independent consultants on an annual basis.

Benchmarking

We benchmark our programs and compensation levels to make sure we are competitive with the market. This is done before the start of each performance period by gathering data by position and compensation component from published surveys. The information is used to evaluate our salary structure and target incentive levels, and review each component and overall target compensation levels.

Two comparator groups are used to benchmark our compensation levels for named executive officers – a Canadian peer group for Canadian executives and a U.S. peer group for U.S. executives.

Canadian peer group

The Financial Services Executive Report, produced by the Hay Group, is used for Canadian executives. It provides percentile data on each compensation component and total compensation for executives in the Canadian financial services sector.

Our Canadian peer group is made up of six major Canadian banks and one insurance company.

We selected these companies as peers because they represent the leading financial services organizations in Canada that we compete with for talent, and they participate in the published compensation survey.

— BMO Financial Group — CIBC — Manulife Financial — National Bank Financial Group	— RBC — Scotiabank — TD Bank Financial Group

To reflect that we are smaller than these peers, we work closely with Hugessen to develop competitive market ranges for each of our executives. This involves using regression analysis to adjust competitive values based on our size, or by reviewing equivalent level positions at each peer company using the Hay Group’s standard job sizing methodology. We also review Great-West Life’s public information when benchmarking our CEO’s compensation and compare equivalent positions amongst S&P/TSX 60 companies.

MANAGEMENT INFORMATION CIRCULAR 2014

U.S. peer group

The Diversified Insurance Study of Executive Compensation, produced by Towers Watson, is used for U.S. executives. It provides percentile data on each compensation component and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each U.S.-based named executive officer.

Our U.S. peer group is made up of 28 major U.S. insurance companies.

We selected these companies as peers because, as a group, they represent the broader U.S. insurance industry that we compete with for talent, and they participate in the published survey.

— AFLAC — AIG — Allstate — AXA Group — CIGNA — CNO Financial — Genworth Financial — Guardian Life — Hartford Financial Services	— ING — John Hancock — Lincoln Financial — Massachusetts Mutual — MetLife — Nationwide — New York Life — Northwestern Mutual — OneAmerica Financial Partners	— Pacific Life — Phoenix Companies — Principal Financial Group — Prudential Financial — Securian Financial Group — Thrivent Financial for Lutherans — TIAA-CREF — Transamerica — Unum Group — USAA

Alignment of compensation programs and risk management

Risk management is integral to our overall business strategy and long-term success. We are confident our compensation programs are strongly aligned to the organization’s risk management practices through our:

—	Governance structure for the approval of incentive compensation plans
—	Processes used to support the alignment of compensation and risk management
—	Design of incentive compensation plans.

In 2013, Sun Life adopted a “three lines of defence” model and principles as a means to structure roles, responsibilities and accountabilities for decision making, risk management and control, supporting effective governance. Under the model, the first line refers to roles and practices implemented within the business that identify, own and manage the risks. The second line is the oversight functions which are independent of the first line, set company boundaries through policies and procedures and provide effective challenge to the businesses. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance. The third line of defence is the internal audit function, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The committee reviews the broad-based annual, mid and long-term incentive plans which represent approximately 90% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks by business groups to support the annual business plan and are managed within the “three lines of defence” model. Amounts and key risks under these plans are presented to the committee on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

—

Identification of Material Risk Executives (MREs). MREs are individuals in roles having a material impact on our risk exposure. Pay decisions for MREs are reviewed by the committee and our alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% that is variable and deferred. See page 79 for the aggregate compensation of our MREs.

—

Application of compensation clawbacks. The clawback provision applies to all employees in the event of misconduct that leads to incentive overpayment and to Executive Team members in the event of a material financial restatement, other than due to a change in accounting policy.

MANAGEMENT INFORMATION CIRCULAR 2014

—

Ability to lower share unit payments. The committee and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency.

—

Application of overall discretion. The committee and board have discretion to lower or zero out AIP or Investment Incentive Plan (IIP) awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board approved risk appetite levels.

—	Annual audit of our programs. Internal audit conducts an annual review of our programs against the FSB Principles and reports to the committee on its findings.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

—	Compensation programs and processes are managed within the “three lines of defence” model and principles
—	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels which is used as the basis for setting annual performance targets under the AIP
—	The Chief Risk Officer makes an annual presentation to the committee on the key enterprise risks
—	The committee receives updates on the incentive plan assessments, including a human resources risk dashboard
—

The IPRG meets prior to each committee meeting to review incentive plan decisions from the perspective of finance, actuarial, risk management, human resources and internal audit. The committee considers input from the IPRG when it develops its recommendations for the board

—

The committee reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The committee also reviews stress testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

—

The committee annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

—	Designs are stress tested to ensure an understanding of possible outcomes
—	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
—	Caps on payouts are incorporated in all Sun Life non-sales compensation plan designs
—	Risk management and other compliance and control function priorities are included as a measure under the KBPI component of the AIP
—	Performance measures generally include a mix of financial and non-financial measures
—	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group
—	IIP funding is at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

Setting targets

Salary ranges are set for each position level based on the market median for salaries of similar roles at peer companies in each location where we operate. Then we set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance. For our most senior executives, we also size-adjust our target pay levels to take into account our smaller size relative to the majority of our peers.

MANAGEMENT INFORMATION CIRCULAR 2014

We express targets for the AIP as a percentage of salary, and more senior roles have progressively higher targets reflecting their increased accountability for our results and alignment with competitive practice. The actual payout can be above, at or below target, and varies based on business and individual performance.

We develop ranges for the target mid and long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among our business leaders so they can decide the award for each of their eligible participants based on individual performance and contributions during the year, and their potential impact on our long-term results. We grant these awards as a fixed dollar amount, however, the actual payout value varies based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period.

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. Their values do not fluctuate significantly with business or individual performance.

Use of informed judgment

The board has discretion to increase or decrease awards under the AIP or IIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance. The board has discretion to lower or zero out AIP or IIP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels. Under the Sun Share plan, the board has discretion to cancel all outstanding awards if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Executive share ownership requirements

We believe it is important for our executives to have an ongoing stake in the company and to align their interests with those of our shareholders.

We have established minimum levels of share ownership directly in proportion to the executive’s compensation and position. Our CEO is required to hold seven times his annual salary in our common shares or share units, while the other named executive officers must hold at least four times their annual salaries.

Executives who are new to our company have five years to achieve their ownership requirements. Executives who are promoted have three years from the date of promotion to meet the minimum requirement, which aligns to the performance cycle for our mid-term incentive plan (i.e., Sun Shares).

Executives who have passed their achievement due date and who have not achieved their ownership requirements by the end of that year will automatically have 20% of their annual incentive compensation for the upcoming performance year paid in DSUs.

We also have post-retirement ownership requirements for Executive Team members. The CEO may not take any action that would result in him holding less than 100% of his ownership requirement during the first year of retirement or less than 50% of his ownership requirement during the second year of his retirement. Other Executive Team members may not take any action that would result in them holding less than 100% of their ownership requirement during the first year of their retirement.

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions or hedges involving the company’s securities. All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance, Nomination & Investment Committee.

MANAGEMENT INFORMATION CIRCULAR 2014

Clawbacks

Our CEO and CFO are required by law to reimburse their incentive compensation if there is an incidence of misconduct and we need to restate our financial statements. Former or current employees can be required to pay back any or all of the incentive compensation they received or realized in the previous 24 months if the employee was involved in misconduct and the misconduct directly or indirectly resulted in the employee receiving or realizing a higher amount of incentive or deferred compensation. Misconduct is characterized as fraud, dishonesty, negligence or non-compliance with legal requirements or our policies, any other act or omission that would justify termination of employment for cause, and any failure to report or take action to stop misconduct of another employee that an employee knew, or ought to have known about.

Our clawback policy also gives the board discretion to recover any or all incentive compensation received or realized by Executive Team members during the 24 months prior to a material restatement of our financial results (other than a restatement due to a change in accounting policy) if the incentive compensation received or realized by Executive Team members during such a period would have been less had the restated financial results been known.

Decision-making cycle

Our annual decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

1 – Before the performance period

—   Management, under the direction of the IPRG, the Executive Vice-President, Human Resources and the Senior Vice-President, Total Rewards, reviews the design of our executive compensation program against our objectives and peer company practices and makes recommendations to the committee for the coming year.

—   The independent consultants make presentations to the committee, highlighting current regulatory, shareholder, corporate governance and market trends in executive compensation.

—   The Chief Risk Officer discusses with the committee the key enterprise risks and our Senior Vice-President, Total Rewards discusses the implications for compensation.

—   Management carries out the following tasks:

—    Compares our pay levels to the market by reviewing compensation surveys for each of the geographies where we operate and competitive information from third parties, industry networks and the independent consultants.

—    Analyzes the information to benchmark against companies that are similar in size and scope of operations, and then proposes an appropriate level and mix for each compensation component and the overall compensation package.

—    Recommends AIP and IIP targets aligned with the annual business plan based on a variety of factors, including the previous year’s results, expectations for the coming year and an analysis of the general economic environment. The recommendations and proposed performance targets are reviewed by the IPRG prior to being presented to the committee.

—   The committee considers data provided by management and input from the independent consultants and makes recommendations to the board to approve:

—    Total company and business group performance targets for the AIP and IIP, and the methodology for calculating performance under the Sun Share plan

—    the overall salary budget for all employees

—    salary ranges for senior executives and target annual, mid and long-term incentive awards for all employees

—    the overall mid and long-term incentive pool for the upcoming performance (fiscal) year

—    the mix of mid and long-term incentive awards (Sun Shares and options) by position level

—    any changes to the design of our incentive plans for the coming year.

MANAGEMENT INFORMATION CIRCULAR 2014

2 – During the performance period

—    Management monitors business performance throughout the performance period and provides the committee with quarterly updates.

—    An integrated risk dashboard is reviewed by the committee at the end of the year to assess whether we have achieved performance within the risk appetite levels approved by the board.

—    Management make adjustments to individual compensation levels based on changes in accountabilities and roles during the year which are approved by the committee and board.

3 – After the performance period

—    Management compares actual business results against pre-determined targets, compares individual performance to the goals set for the year and provides additional information on company performance during the year.

—    The Chairman, chairs of all the board committees, and management meet to discuss performance during the year and provide input for management to consider in developing recommendations for the committee to consider.

—    The CEO prepares a self-assessment to discuss with the committee and assesses the performance of each member of the Executive Team, including the named executive officers. The committee assesses the performance of the CEO with feedback from the other independent directors. The committee receives support from the independent consultant and then makes a final compensation recommendation to the board.

—    The independent consultant prepares information on the company’s performance as input into compensation decision-making.

—    The committee considers the data provided by management and input from independent consultants and makes recommendations to the board to approve:

—    the assessment of performance factors for the total company and business groups under the AIP and IIP, the assessment of the Sun Share performance factor for awards vesting and paying out in the year

—    individual compensation decisions for the Executive Team, including the named executive officers, other key control positions (Chief Actuary, Chief Credit Risk Officer, Chief Auditor and Chief Compliance Officer), other MREs, leaders of material entities and any other executives in our top 10 highest paid officers. This includes adjustments to annual salary, AIP payouts (based on business results and individual performance) and grants of mid and long-term incentive awards.

Our compensation program

Pay mix

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The table below shows the average mix of total direct compensation and long-term incentive awards by level, based on target pay. The actual pay mix for individuals may be different depending on business and individual performance and geographic location.

Position			Total direct compensation mix
	Salary	Annual incentive	Mid and long-term incentives
Chief Executive Officer	14%	18%	68%
Executive Team	28%	23%	49%
Senior Vice-Presidents	39%	23%	38%
Vice-Presidents	51%	21%	28%
Type of compensation	fixed	at risk Performance adjusted at time of payout	at risk Performance adjusted at vesting / exercise

MANAGEMENT INFORMATION CIRCULAR 2014

Seven components made up our 2013 compensation program:

Component	Performance period	Who’s eligible
Salary	— reviewed annually	— all employees
Annual incentive plan (AIP)	— 1 year	— all employees
Sun Share unit plan (Sun Shares)	— 3 years	— Key contributors, Vice-Presidents and above
Executive stock option plan (Option plan)	— 10 years — vesting over 4 years	— Executive Team
Deferred share unit plan (DSU plan)	— redeemed when the executive leaves the organization	— Vice-Presidents and above
Pension and other benefits	— accrue during employment	— all employees
Perquisites	— available during employment	— Vice-Presidents and above

In addition to the components in the table above, we had grants outstanding under the legacy Performance Share Unit (PSU) and Restricted Share Unit (RSU) plans that vested and were paid in early 2013. No new grants were made under these plans after 2010 and all outstanding awards vested and were redeemed in 2013.

Salaries

We use salaries to provide a portion of competitive pay that is fixed and based on the scope of the role and the experience and performance of the individual. We develop salary ranges based on competitive practice. We set individual salaries within the corresponding range for the position level based on the employee’s performance, skills, experience and internal equity.

Annual incentive plan

The AIP delivers a portion of competitive pay tied to business results and individual contribution. This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. It balances operating earnings and estimated future profits from new business sold with the achievement of strategic initiatives, which are the drivers behind positive financial results. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target for named executive officers.

Awards are determined using the following formula:

Earned salary ($)	x	Annual incentive plan target (% of salary)	x	Business results (%)	x	Individual multiplier (%)	=	Annual incentive plan award ($)

MANAGEMENT INFORMATION CIRCULAR 2014

Business results

We used three measures to assess our 2013 total company performance under the AIP as outlined in the table below. For 2013 we adjusted the weightings of the measures to emphasize our operating earnings objectives. The measures were previously weighted 33 1/3% each.

Total company measures		2013 Weighting
Operating earnings per share (EPS)	Income available for distribution to common shareholders divided by the number of common shares outstanding Operating EPS is measured on a constant currency basis.	50%
Value of new business (VNB)	Our estimated future profits from new business sold during the year (for MFS, we use net sales as it better reflects the nature of the asset management business)	25%
Key business performance indicators (KBPIs)	Our strategic initiatives for 2013, consisting of two elements: 1. Business initiatives focused on creating incremental value and aligning to our four pillar strategy 2. Enterprise priorities, specifically: — Driving a high performance culture — Improving productivity and expense discipline — Maintaining an effective risk, compliance and control environment	25%

The performance factor for business results can range from 0% for below threshold results to 200% for outstanding results.

Operating EPS is a non-IFRS measure. We describe non-IFRS measures in our 2013 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).

The following table summarizes our AIP weightings for 2013 for our named executive officers. The same measures are used for both total company and business group results except for the Executive Vice-President and Chief Investment Officer whose business group result is based on the score for the IIP.

	2013 AIP Weighting
Position	Total Company	Business Group
President and Chief Executive Officer	100%	-
Executive Vice-President and Chief Financial Officer	100%	-
President, SLF U.S.	50%	50%
Executive Vice-President and Chief Investment Officer	50%	50%
President, SLF Canada and President, SLGI	50%	50%

Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.

MANAGEMENT INFORMATION CIRCULAR 2014

Investment incentive plan

Under the IIP, a portion of variable pay is tied to Corporate Investments results and individual contributions. It rewards employees in Corporate Investments for reaching or exceeding strategic and personal objectives using a pool-based approach with discretionary allocation to individuals. Funding of the pool is based on total company performance (25%) and Corporate Investments performance (75%). The Chief Investment Officer participates in the AIP, but his payout is based on a weighting of 50% total company and 50% Corporate Investments performance as measured under the IIP.

Corporate Investments performance is assessed subjectively across three categories:

—	investment performance/credit quality (50%)
—	innovation (25%)
—	operational/strategic initiatives (25%).

The performance assessment ranges from 0 to 200% of target and is based on a quantitative scorecard and qualitative feedback from each business group and the risk management function. The resulting performance factor is reviewed by the IPRG prior to the CEO submitting a recommendation to the committee and board for approval.

Mid and long-term incentive compensation

Our mid and long-term incentive programs deliver a portion of competitive pay that is deferred to support employee retention and to align with shareholder interests. Our 2013 mid and long-term incentive grants consisted of two different vehicles – Sun Shares and options.

	Mid and long-term incentive mix
Position	Sun Shares	Options
CEO and Executive Team	75%	25%
Senior Vice-Presidents	100%	-
Vice-Presidents	100%	-
Key contributors (below Vice-President level)	100%	-
Type of compensation	Value at payout adjusted for relative TSR performance	Value at payout reflects absolute increase in share price

These incentive plans are designed to reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plan. The performance periods range from three to 10 years. Prior to approving awards, the committee receives information on past awards for each Executive Team member. Awards are granted based on competitive practice, position level and individual performance and potential.

Sun Share unit plan

Initial grants under the Sun Share plan were made in 2011. This plan replaced the previous RSU and PSU mid-term incentive plans.

Objectives for the Sun Share plan include balancing performance and retention, aligning payouts to sustained performance, and providing a focus on both absolute and relative total return performance versus peers. The plan design has a wide range of potential payouts (from 0 to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

MANAGEMENT INFORMATION CIRCULAR 2014

The plan incorporates two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate award based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date, but is adjusted through the application of the performance factor for executives. The formula below shows how we calculate the payout value of Sun Shares granted in 2013 for named executive officers:

Sun Shares (#) (number of units awarded plus additional units credited as reinvested dividends)	x	Share price ($) (average price of our common shares on the TSX over the five trading days before the vesting date)	x	Performance factor (0% to 200%) based on the weighted average of three annual 3-year TSR factors	=	Payout value of Sun Shares on vesting ($)

We calculate the TSR performance factor for Sun Shares as the weighted average of three annual three year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period.

For the 2013 Sun Share grant the annual TSR factors are weighted as follows:

Year	TSR Period	Weight
2013	2011-2013	25%
2014	2012-2014	25%
2015	2013-2015	50%

MANAGEMENT INFORMATION CIRCULAR 2014

We assess our TSR performance by comparing it to the TSR of our custom weighted index described in the table below.

Custom weighted index

We benchmark our performance under the Sun Share plan against a custom weighted index of 13 public Canadian and U.S. banks and insurance companies. We place a 75% weighting on North American insurance companies and a 25% weighting on Canadian banks.

These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 47). The custom weighted index is not used for any other purpose.

Canadian banks — BMO Financial Group — CIBC — RBC — Scotiabank — TD Bank Financial Group

North American insurance companies

— Genworth Financial

— Great-West Life

— Hartford Financial Services

— Lincoln Financial

— Manulife Financial

— MetLife

— Principal Financial Group

— Prudential Financial

We calculate relative TSR performance based on the following methodology:

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index (described below) by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Below threshold	is 10% or more below the average of the custom weighted index	0%

Performance results between maximum, target and threshold levels are interpolated.

Executive stock option plan

All of our employees are eligible to participate in the option plan, but beginning in 2011 we only granted options at the Senior Vice-President level and above. Starting in 2013, we further reduced the use of options and granted them only to Executive Team members. The option plan rewards participants for their contributions to increasing shareholder value over the longer term. Options vest 25% a year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007
The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The committee recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

MANAGEMENT INFORMATION CIRCULAR 2014

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

—	increasing the number of common shares that can be issued under the plan
—	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
—	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
—	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
—	expanding the categories of eligible participants in the plan
—	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
—	permitting other types of compensation (e.g. share awards) by issuing equity
—	revising the amendment procedure itself.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2013. We can issue up to 29,525,000 of our common shares under the plan, as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

	2013		2012		2011
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant the total number of options granted under the option plan each year	548,609	0.09	2,164,450	0.36	1,703,726	0.29
Options outstanding the total number of options outstanding at the end of each year, including the annual grant	9,225,601	1.51	13,216,108	2.20	13,185,136	2.24
Options available for grant the number of options in reserve approved by shareholders that are available for grant at the end of each year	5,961,699	0.98	5,840,640	0.97	6,355,384	1.08
Overhang the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future	15,187,300	2.49	19,056,748	3.18	19,540,520	3.32

The substantial reduction in the number of options granted in 2013 is due to changes in compensation mix implemented in 2013. Prior to 2013,

—

our CEO and Executive Team received 50% of their mid and long-term incentive awards in the form of options (beginning in 2013, options comprise 25% of mid and long-term incentive awards for this group),

—	Senior Vice-Presidents received 35% of their mid and long-term incentive awards in the form of options (beginning in 2013, this group receives 100% Sun Shares).

MANAGEMENT INFORMATION CIRCULAR 2014

Deferred share units

Executives can voluntarily defer a portion of their annual incentive by receiving DSUs. Mr. Connor decided to defer 50% of his 2013 AIP award in DSUs.

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis, to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash at the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

Deferred Share Units (#) (number of units awarded plus additional units credited as reinvested dividends)	x	Share price ($) (average price of our common shares on the TSX over the five trading days before the redemption date)	=	Payout value of DSU on redemption ($)

Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2013. We calculated the values as follows:

—	for common shares, we used $37.52, the closing price of our common shares on the TSX on December 31, 2013
—	for share units, we used the grant value or the closing price of our common shares on the TSX on December 31, 2013 (whichever was higher).

			Total share ownership at December 31, 2013 ($)
Named executive officer	Minimum ownership requirement	Ownership as a multiple of salary	Common shares	Sun Shares	Deferred share units (DSUs)	Total ownership
Dean A. Connor	7 x salary	15.6	1,594,675	10,814,250	3,189,655	15,598,580
Colm J. Freyne	4 x salary	9.3	188,913	3,189,014	1,510,694	4,888,621
Westley V. Thompson	4 x salary	13.9	-	6,466,149	2,593,710	9,059,859
Stephen C. Peacher	4 x salary	9.9	-	4,399,867	872,774	5,272,641
Kevin P. Dougherty	4 x salary	8.5	19,360	4,356,873	558,738	4,934,971

All five named executive officers have met their share ownership requirements.

Pension benefits

Our pension plans deliver a portion of competitive pay that provides protection and wealth accumulation for retirement. The named executive officers participate in the pension plans available in their country of residence.

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines).

MANAGEMENT INFORMATION CIRCULAR 2014

Canadian plans

Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 61.

Our retirement program for Canadian employees hired before January 1, 2009 (including our named executive officers in Canada) consists of two elements:

—	a defined benefit accrual for service prior to 2005
—	a combination of defined benefit and defined contribution accruals for service after 2004.

When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Freyne had not attained 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees began participating in the new pension formula. Mr. Connor was hired in 2006 and participates under the new formula.

Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian staff pension plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement comprised of invested assets.

Defined benefit formula for service prior to 2005

(designated executives, including Mr. Freyne and Mr. Dougherty)

Pension formula prior to January 1, 2005
Annual pension as of age 65	=	years of service before 2005 (maximum 35 years)	x	The total of:
				—	1.3% of average pensionable earnings, up to the average of the last three Years’ Maximum Pensionable Earnings under the Canada Pension Plan (YMPE) plus
				—	1.65% of average pensionable earnings over the average YMPE

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

Defined benefit formula for service after 2004

(designated executives, including Mr. Connor, Mr. Freyne and Mr. Dougherty)

Pension formula after December 31, 2004
Annual pension as of age 65	=	years of service after 2004	x	1.6% of average pensionable earnings

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

MANAGEMENT INFORMATION CIRCULAR 2014

The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.

If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:

—	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
—	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

He can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. We match 50%.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($24,270 for 2013).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1 to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($24,270 in 2013).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

Pension maximums

The total combined annual pension benefit for all service in all Sun Life sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment.

Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. Mr. Thompson and Mr. Peacher, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

MANAGEMENT INFORMATION CIRCULAR 2014

Our U.S. retirement program has three elements:

—	a voluntary tax-qualified 401(k) plan
—	a tax-qualified RIA that provides automatic employer contributions
—	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$255,000 for 2013).

401(k) plan

Employees can contribute 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (for 2013, US$17,500 plus an additional US$5,500 for participants over age 50). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,650 in matching contributions for 2013).

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit (US$255,000 for 2013).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	3.0
40 to 54	5.0
55 and over	7.0

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$51,000 for each participant in 2013). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$255,000 for each participant in 2013.

Non-qualified retirement investment plan (Top Hat)

Mr. Thompson and Mr. Peacher participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Legacy mid-term incentive plans

The share unit plans described below were replaced in 2011 by the Sun Share unit plan. The last grants under the RSU and PSU plans were made in 2010 and vested and were paid in early 2013.

Restricted share unit plan

The grant and payout values of each RSU are the average closing price of our common shares on the TSX over the five trading days before the grant or vesting date. RSUs accumulate dividend equivalents over the performance period and generally vest in full after three years. The final payout value is based on our share price on vesting and any dividends accumulated over the period. RSUs are not subject to any other performance-based goals.

MANAGEMENT INFORMATION CIRCULAR 2014

Performance share unit plan

The table below summarizes the features of the 2010 legacy PSU plan that vested and paid out in February 2013.

2010 PSU Plan
3-year performance period (calendar year)	2010-2012
Grant date	February 2010
Grant value	Average closing price of our common shares on the TSX over the five trading days before grant date
Payout date	February 2013
Payout value	Average closing price of our common shares on the TSX over the five trading days before vesting date, adjusted to include accumulated dividends and application of performance factor
Performance measures	— 50% on annualized 3-year relative TSR — 50% on average annual EPS score from the AIP for 2010, 2011, and 2012
Performance range	0 to 200%
Peer group	Comprised of the same companies used in the Sun Share plan disclosed on page 57
Peer weighting	One-third weighting on banks and two-thirds on insurance companies

MANAGEMENT INFORMATION CIRCULAR 2014

Compensation details

Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ending December 31, 2013, 2012, and 2011.

Mr. Thompson and Mr. Peacher receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.030 for 2013, C$1.000 for 2012, and C$0.989 for 2011.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President and Chief Executive Officer	2013	988,462	3,562,513	1,187,502	2,300,000	356,090	8,545	8,403,111
	2012	950,000	2,375,010	2,375,001	2,000,000	261,940	8,738	7,970,689
	2011	743,577	1,650,014	1,650,007	500,000	574,657	6,097	5,124,352
Colm J. Freyne Executive Vice-President and Chief Financial Officer	2013	522,783	750,013	250,000	681,260	139,090	2,203	2,345,350
	2012	515,000	800,024	500,002	515,515	86,940	2,492	2,419,973
	2011	511,538	450,017	450,008	232,359	119,657	2,703	1,766,282
Westley V. Thompson President, SLF U.S.	2013	654,050	1,681,542	560,510	1,140,977	183,083	-	4,220,163
	2012	635,000	1,397,499	1,098,025	990,600	152,518	-	4,273,642
	2011	623,450	1,079,241	1,079,218	460,005	172,093	-	3,414,007
Stephen C. Peacher President, SLIM, and Chief Investment Officer, Sun Life Financial	2013	530,450	1,146,500	382,166	1,922,928	220,317	56,586	4,258,946
	2012	515,000	948,310	748,652	1,456,935	213,276	135,462	4,017,635
	2011	505,911	735,840	735,831	1,093,230	207,238	84,120	3,362,170
Kevin P. Dougherty President, SLF Canada and President, SLGI	2013	585,000	1,087,506	362,504	982,800	699,090	259	3,717,159
	2012	585,000	975,016	725,001	699,660	46,940	101	3,031,718
	2011	581,538	725,014	725,007	301,897	130,388	2,439	2,466,283

Notes

Paid salary may be different than annualized salary because the number of pay periods varies by calendar year.

Share awards in 2013 were Sun Shares granted on February 26, 2013 at a grant price of $28.89.

Share awards in 2012 were Sun Shares granted on February 28, 2012 at a grant price of $21.33. The awards for Mr. Freyne, Mr. Thompson, Mr. Peacher and Mr. Dougherty include a portion that represent special Sun Share grants that do not have a relative TSR performance factor.

Share awards in 2011 were granted on March 2, 2011 at a grant price of $32.22. Grants represent Sun Shares for all the named executive officers except Mr. Connor who, in addition to his Sun Share grant, also received a DSU award on August 15, 2011 at grant price of $25.44 as a special incentive in recognition of his transition and appointment to CEO. These DSUs vest after three years based on relative TSR performance as measured in the 2011 Sun Share plan.

Option awards in 2013 represent the expected compensation value of options granted on February 26, 2013 at an exercise price of $28.20.

Option awards in 2012 represent the expected compensation value of options granted on February 28, 2012 at an exercise price of $21.53.

MANAGEMENT INFORMATION CIRCULAR 2014

Option awards in 2011 represent the expected compensation value of options granted on March 2, 2011 at an exercise price of $31.65. Mr. Connor received an additional option grant on August 15, 2011 at an exercise price of $26.70 in recognition of his transition and appointment to CEO.

We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2013 accounting fair value was 22% based on the weighted average accounting fair value of $6.23, divided by the weighted average exercise price of $28.20. As the constant Black-Scholes value is higher than the accounting fair value, a higher number of options would have been granted if we had used the accounting fair value to determine the option awards.

Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Connor decided to defer 50% of his annual incentive in DSUs in 2012 and 2013 and Mr. Freyne deferred 50% of his annual incentive in DSUs in 2011 and 2012. The amounts in 2013 include special bonuses in recognition of contributions to the sale of our U.S. annuity business in the amount of $50,000 for Mr. Freyne, US$100,000 for Mr. Thompson, and US$50,000 for Mr. Peacher.

Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 74 and 75. Mr. Connor had a large compensatory cost for 2011 because of the increase in his annual salary for his transition and appointment to CEO. Mr. Dougherty had a large compensatory cost for 2013 because of an increase to his target bonus for 2013.

All other compensation

The total value of perquisites and other benefits for all named executive officers is less than $50,000 and less than 10% of their total salary for the fiscal year and therefore is not included in the table.

The amounts shown represent:

—	flexible benefit credits taken in cash by Mr. Connor, Mr. Freyne and Mr. Dougherty
—	tax equalization adjustments for Mr. Peacher in 2013, 2012 and 2011

MANAGEMENT INFORMATION CIRCULAR 2014

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2013.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $37.52 (the closing price of our common shares on the TSX on December 31, 2013), multiplied by the number of options.

Market value of share awards that have vested or not vested is $37.52 (the closing price of our common shares on the TSX on December 31, 2013), multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2006	12,516	$47.94	Nov 9, 2016	-

	2007	34,247	$52.56	Feb 20, 2017	-

	2008	50,042	$47.96	Feb 27, 2018	-

	2009	69,423	$20.08	Feb 25, 2019	1,210,737

	2010	112,397	$30.25	Feb 24, 2020	817,126

	2011	120,064	$31.65	Mar 2, 2021	704,776	Sun Shares	34,738	1,303,366

	2011	104,869	$26.70	Aug 15, 2021	1,134,683	Unvested DSU	31,636	1,186,979

	2012	441,245	$21.53	Feb 28, 2022	7,055,508	Sun Shares	123,733	4,642,447

	2013	168,440	$28.20	Feb 26, 2023	1,569,861	Sun Shares	129,018	4,840,757

						Vested DSUs			2,002,676

Total		1,113,243			12,492,690		319,124	11,973,548	2,002,676
Colm J. Freyne	2005	11,100	$40.80	Feb 10, 2015	-

	2006	11,500	$49.40	Feb 21, 2016	-

	2007	11,416	$52.56	Feb 20, 2017	-

	2008	12,511	$47.96	Feb 27, 2018	-

	2009	29,881	$20.08	Feb 25, 2019	521,124

	2009	31,457	$31.79	Aug 18, 2019	180,248

	2010	59,505	$30.25	Feb 24, 2020	432,601

	2011	56,873	$31.65	Mar 2, 2021	333,844	Sun Shares	16,455	617,402

	2012	92,894	$21.53	Feb 28, 2022	1,485,375	Sun Shares	26,050	997,396

	2012					Sun Shares	15,630	586,438

	2013	35,461	$28.20	Feb 26, 2023	330,496	Sun Shares	27,162	1,019,121

						Vested DSUs			1,510,694

Total		352,598			3,283,691		85,297	3,200,336	1,510,694

MANAGEMENT INFORMATION CIRCULAR 2014

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Westley V. Thompson	2010	38,015	$30.25	Feb 24, 2020	276,369

	2011	136,394	$31.65	Mar 2, 2021	800,632	Sun Shares	39,463	1,480,669

	2012	152,999	$21.53	Feb 28, 2022	2,446,454	Sun Shares	57,205	2,146,332

	2012					Sun Shares	15,602	585,387

	2013	79,505	$28.20	Feb 26, 2023	740,986	Sun Shares	60,898	2,284,887

						Vested DSUs			2,593,710

Total		406,913			4,264,442		173,168	6,497,256	2,593,710
Stephen C. Peacher	2009	27,943	$28.22	Nov 17, 2019	259,869

	2010	25,919	$30.25	Feb 24, 2020	188,431

	2011	92,996	$31.65	Mar 2, 2021	545,886	Sun Shares	26,907	1,009,539

	2012	104,317	$21.53	Feb 28, 2022	1,668,028	Sun Shares	39,004	1,463,430

	2012					Sun Shares	10,401	390,255

	2013	54,208	$28.20	Feb 26, 2023	505,218	Sun Shares	41,521	1,557,868

						Vested DSUs			872,774

Total		305,383			3,167,435		117,833	4,421,076	872,774
Kevin P. Dougherty	2004	25,000	$36.69	Aug 4, 2014	20,750

	2005	44,600	$40.80	Feb 10, 2015	-

	2006	48,600	$49.40	Feb 21, 2016	-

	2007	53,273	$52.56	Feb 20, 2017	-

	2008	58,382	$47.96	Feb 27, 2018	-

	2009	29,443	$20.08	Feb 25, 2019	513,485

	2010	92,562	$30.25	Feb 24, 2020	672,925

	2011	91,628	$31.65	Mar 2, 2021	537,856	Sun Shares	26,511	994,687

	2012	134,696	$21.53	Feb 28, 2022	2,153,789	Sun Shares	37,771	1,417,168

	2012					Sun Shares	13,025	488,698

	2013	51,419	$28.20	Feb 26, 2023	479,225	Sun Shares	39,385	1,477,708

						Vested DSUs			558,738

Total		629,603			4,378,032		116,691	4,378,264	588,378

The second 2012 Sun Share grant indicated for each of Mr. Freyne, Mr. Thompson, Mr. Peacher and Mr. Dougherty represents a special grant of Sun Shares to which the relative TSR performance factor does not apply.

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

MANAGEMENT INFORMATION CIRCULAR 2014

Incentive plan awards – value vested or earned during the year

The next table shows:

•	the value the named executive officers would have realized if they had exercised the options that vested in 2013 on their vesting dates
•	the value of share awards that vested and were paid out in 2013
•

the annual incentive award earned in 2013 and paid out in February 2014 (includes special bonuses for contributions to the sale of our U.S. annuity business, as described in the notes to the Summary Compensation Table on page 65).

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	1,276,436	820,316	2,300,000
Colm J. Freyne	246,658	434,297	681,260
Westley V. Thompson	938,841	1,109,747	1,140,977
Stephen C. Peacher	495,413	756,650	1,922,928
Kevin P. Dougherty	533,099	675,540	982,800

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2013.

See Executive stock option plan on page 57 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2009	25-Feb-13	36,106	20.08	28.34	298,236

	2010	24-Feb-13	28,099	30.25	29.25	-

	2011	02-Mar-13	30,016	31.65	28.35	-

	2011	15-Aug-13	26,218	26.70	33.38	175,136

	2012	28-Feb-13	110,311	21.53	28.81	803,064
Colm J. Freyne	2009	25-Feb-13	7,470	20.08	28.34	61,702

	2009	18-Aug-13	7,864	31.79	33.81	15,885

	2010	24-Feb-13	14,876	30.25	29.25	-

	2011	02-Mar-13	14,219	31.65	28.35	-

	2012	28-Feb-13	23,224	21.53	28.81	169,071
Westley V. Thompson	2009	25-Feb-13	68,712	20.08	28.34	567,561

	2010	24-Feb-13	38,014	30.25	29.25	-

	2011	02-Mar-13	34,098	31.65	28.35	-

	2012	28-Feb-13	51,000	21.53	28.81	371,280
Stephen C. Peacher	2009	17-Nov-13	27,943	28.22	36.89	242,266

	2010	24-Feb-13	25,919	30.25	29.25	-

	2011	02-Mar-13	23,249	31.65	28.35	-

	2012	28-Feb-13	34,773	21.53	28.81	253,147
Kevin P. Dougherty	2009	25-Feb-13	34,861	20.08	28.34	287,952

	2010	24-Feb-13	23,141	30.25	29.25	-

	2011	02-Mar-13	22,907	31.65	28.35	-

	2012	28-Feb-13	33,674	21.53	28.81	245,147

MANAGEMENT INFORMATION CIRCULAR 2014

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the next trading day if the vesting date falls on a weekend or holiday.

Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate Option Exercises for the Year Ended December 31, 2013

The following table shows for each named executive officer the number of common shares acquired through option exercises during the year ended December 31, 2013 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Dean A. Connor	75,000	1,238,838
Colm J. Freyne	23,900	64,999
Westley V. Thompson	516,257	4,213,714
Stephen C. Peacher	196,362	1,695,273
Kevin P. Dougherty	124,925	946,559

Share awards

The table below shows the total PSUs vested and paid out to each named executive officer in 2013. The value of PSUs received on vesting is the number of accrued PSUs multiplied by the performance factor, multiplied by the vesting price.

See Legacy mid-term incentive plans on page 62 for more information about the PSU plan.

Named executive officer	Plan	Grant date	PSUs accrued	Performance factor	Vesting price	Value received on vesting
Dean A. Connor	PSU	Feb 24, 2010	32,513	87%	$29.00	820,316
Colm J. Freyne	PSU	Feb 24, 2010	17,214	87%	$29.00	434,297

Westley V. Thompson	PSU	Feb 24, 2010	43,985	87%	$29.00	1,109,747

Stephen C. Peacher	PSU	Feb 24, 2010	29,990	87%	$29.00	756,650

Kevin P. Dougherty	PSU	Feb 24, 2010	26,775	87%	$29.00	675,540

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2014

How we calculated the performance factor for the 2010 PSU awards (for the performance period from 2010 to 2012, and paid out in early 2013):

Measure	Weight	Performance Period	Below threshold	Threshold	Target	Maximum	Actual performance result

Annualized Relative TSR	50%	Three years ending Dec 31, 2012	More than 1,000bps below target: < (8.5)%	1,000bps below target: (8.5)%	Weighted average TSR of peer group: 1.5%	1,000bps above target, or greater: 11.5%	— We delivered a TSR of 0.6% for the performance period, resulting in a payout factor of 93% (slightly below target)
TSR Payout factor			0%	25%	100%	200%	93%
+
Average EPS	50%	Average of 2010, 2011 and 2012					— We delivered EPS results for each year in the performance period as outlined below, resulting in a payout factor of 80% (between threshold and target)
		2012 EPS	below 1.71	1.71	2.44	2.93	— $2.68; above threshold; Payout factor: 149%
		2011 EPS	below 1.88	1.88	2.68	3.22	— $1.26; below threshold; Payout factor: 0%
		2010 EPS	below 1.97	1.97	2.82	3.38	— $2.70; slightly below target; Payout factor: 90%
EPS Payout factor			0%	25%	100%	200%	80% (Average payout factor)
=
Overall performance factor (average of Relative TSR and Average EPS Payout Factor)							87%

For the 2010 PSU plan, the peer group consisted of the following financial services companies:

Canadian banks		North American insurance companies
— BMO Financial Group	— Scotiabank	— Genworth Financial	— Manulife Financial
— CIBC	— TD Bank Financial Group	— Great-West Life	— MefLife
— RBC		— Hartford Financial Services	— Principal Financial Group
		— Lincoln Financial	— Prudential Financial

Non-equity incentive plan compensation

See Annual incentive plan starting on page 53 for more information.

Named executive officer	Plan	Paid salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Dean A. Connor	AIP	988,462	125%	150%	124%	2,300,000
Colm J. Freyne	AIP	522,783	70%	150%	115%	631,260
Westley V. Thompson	AIP	654,050	100%	138%	115%	1,037,977
Stephen C. Peacher	AIP	530,450	200%	147%	120%	1,871,428
Kevin P. Dougherty	AIP	585,000	100%	140%	120%	982,800

The business results for the CEO and CFO are based 100% on total company performance. For the other named executive officers the business results reflect 50% weighting on total company performance and 50% on business group performance. Business group performance is measured using the same three measures (operating

MANAGEMENT INFORMATION CIRCULAR 2014

income, VNB and KBPIs) as total company, except for Mr. Peacher whose business group result reflects the payout from IIP. For Mr. Thompson, the business group result was 125%, for Mr. Peacher, the business group result was 144%, and for Mr. Dougherty, the business group result was 130%.

How we calculated the performance factor for total company business results:

Primary measures	Weighting		Below threshold	Threshold	Target	Maximum	What we achieved in 2013
							Result

Operating earnings per share	50%		<$1.69	$1.69	$2.42	$2.90	$2.66	Above Target
Payout factor			0%	25%	100%	200%		150%
				+
Value of new business	25%	Excl. MFS -75% weight	<$387	$387	$522	$663	$666	Above Max
		MFS net sales (US$millions) – 25% weight	<$12,599	$12,599	$17,999	$21,599	$24,036	Above Max
Payout factor			0%	25%	100%	200%		200%
				+
Key Business Performance Indicators	25%			Board Assessment				At Target
Payout factor			0%	25%	100%	200%		100%
				=
Overall performance payout factor								150%

In addition to the values outlined in the table above, highlights of our performance in 2013 are provided on page 40.

The assessment of Investments performance for the IIP resulted in an overall payout factor of 144% of target considering performance and accomplishments under the following measures:

Measure	2013 Assessment
Investment performance / credit quality

—   Strong investment and credit performance above plan in all business groups

—   Significant value added above plan from Investment actions including managing surplus, investment mix and other value-added initiatives

—   Generated significant investment gains above plan

Innovation	— Built out platform required to launch Sun Life Investment Management in early 2014 — Initiated the use of credit default swaps — Built out capability and capacity of the private fixed income team
KBPIs

—   Enhanced research capabilities

—   Continued to implement process improvements

—   Increased the automation of compliance testing

—   Took actions on expense reductions based on the sale of our U.S. annuity business

—   New hires, which increased the overall talent bench strength of the department

You can find more information about our business segment results in our 2013 MD&A.

MANAGEMENT INFORMATION CIRCULAR 2014

Individual performance assessments

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2013. In addition to a review of competitive practice, these assessments formed the basis for decisions on salary increases, individual multipliers under the AIP, and allocation of 2014 long-term incentive awards. A summary of the individual performance for each named executive officer follows.

Dean A. Connor

Mr. Connor has been our President and CEO since December 1, 2011. Under Mr. Connor’s leadership we have defined and advanced our four pillar strategy, and in 2013 we made good progress on a number of key priorities aligned with our strategic plan. 2013 performance highlights include:

—	Exceeded operating earnings, ROE and sales targets across the enterprise, providing good momentum toward our updated Investor Day Objectives for 2015
—	Advanced the four pillar strategy, including completing the sale of our U.S. annuity business and expanding our footprint in Asia with the Malaysia acquisition and Vietnam start-up
—	Led discussions with the board on the next steps of our strategy to identify and build competitive advantage in each of our four pillars
—	Continued to advance culture change through our three enterprise priorities, including:
—	Sponsored many individual and programmatic changes to build the talent pipeline and drive a high performance culture
—	Built a customer measurement framework (Net Promoter Scores) to provide increased focus on the customer, and
—	Launched the Brighter Way program, designed to support productivity improvements to enhance the customer experience
—	Advanced a number of management actions to create value for shareholders
—	Sponsored changes in the organization design of our risk, actuarial and finance functions to ensure we maintain an effective risk and control environment across the enterprise
—	Managed capital effectively to support our strategic plan and risk posture
—	Enhanced relationships and communication with investors, regulators and other external stakeholders.

In recognition of his contribution in 2013, Mr. Connor was allocated an individual multiplier under the AIP of 124% and granted a 2014 long-term incentive award of $5,000,000.

Colm J. Freyne

Mr. Freyne serves as our Chief Financial Officer and is responsible for our global finance, planning, taxation and investor relations functions. During 2013 Mr. Freyne had many significant accomplishments, including:

—

Played a significant role in the implementation of our strategy, including the completion of the sale of our U.S. annuity business and the restructuring of an internal reinsurance arrangement to optimize our closed block of life insurance in the U.S. that resulted in significant value creation for shareholders

—	Provided leadership to the business groups in capital deployment decisions, assessing results, identifying risks and opportunities, and managing capital requirements
—	Led improvements to the finance function through organization redesign and increased focus on talent management and planning for the functions across the enterprise
—	Partnered with the actuarial and risk management functions to strengthen the risk and control environment
—	Delivered an effective investor communication program, strengthened ties with the investment community and effectively managed rating agency relationships
—

Supported many initiatives aligned to our enterprise priorities of focusing on the customer, driving a high performance culture, improving productivity and expense discipline and maintaining an effective risk and control environment.

In recognition of his contribution in 2013, Mr. Freyne was provided a salary increase of $15,000 to $540,000, allocated an individual multiplier under the AIP of 115% and granted a 2014 long-term incentive award of $1,000,000.

MANAGEMENT INFORMATION CIRCULAR 2014

Westley V. Thompson

Mr. Thompson leads our business operations in the United States and Bermuda. During 2013 Mr. Thompson had many significant accomplishments, including:

—	Exceeded operating earnings, ROE and sales targets, with strong sales growth in the Voluntary Group Benefits and International High Net Worth businesses
—	Implemented a significant and innovative organizational redesign to make the Employee Benefits Group business more scalable and customer centric
—	Continued to build out the Voluntary Group Benefits business through expansion of product offerings and enrolment capabilities
—	Led the close of the transaction to sell our U.S. annuity business and effectively managed the separation of the business
—	Managed the restructuring of an internal reinsurance arrangement to optimize our closed block of life insurance in the U.S. that resulted in significant value creation for shareholders
—

Supported many initiatives aligned to our enterprise priorities of focusing on the customer, driving a high performance culture, improving productivity and expense discipline and maintaining an effective risk and control environment.

In recognition of his contribution in 2013, Mr. Thompson was allocated an individual multiplier under the AIP of 115%.

Stephen C. Peacher

Mr. Peacher serves as our Chief Investment Officer and is responsible for the strategy, development and performance of our invested asset portfolio. During 2013 Mr. Peacher had many significant accomplishments, including:

—	Delivered strong investment and credit performance in all business groups
—

Built out the platform required to launch Sun Life Investment Management in early 2014 that is bringing to third party clients Sun Life’s investment capabilities in private fixed income, commercial mortgages and real estate

—	Generated value-added contributions to operating net income through a series of Investment actions to invest liquid assets for higher yields and better manage surplus
—	Built out the capability and capacity of the private fixed income team to support growth and superior returns for the business groups
—

Supported many initiatives aligned to our enterprise priorities of focusing on the customer, driving a high performance culture, improving productivity and expense discipline and maintaining an effective risk and control environment.

In recognition of his contribution in 2013, Mr. Peacher was allocated an individual multiplier under the AIP of 120% and granted a 2014 long-term incentive award of US$1,500,000.

Kevin P. Dougherty

Mr. Dougherty leads our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada. During 2013 Mr. Dougherty had many significant accomplishments, including:

—	Delivered strong sales and operating net income results that were above plan
—	Advanced the Wealth Strategy, including expanding the breadth and depth of retail distribution, product development, and support for advisors
—	Accelerated the growth of Client Solutions with the launch of new programs to enhance sales of products to members of group plans
—	Achieved growth in the Sun Life Career Sales Force for the fourth consecutive year, reaching sales power of 3,828, up from 3,713 in 2012
—	Further strengthened market leading positions in the Group Benefits and Group Retirement Services businesses
—	Achieved strong growth in Sun Life Global Investments Canada with sales of over $1.7 billion
—

Launched the Brighter Way program in Canada, designed to support productivity improvements to enhance the customer experience The processes, tools and methodologies developed in Canada for the Brighter Way will be leveraged across the enterprise

—	Maintained our rating as the Most Trusted Life Insurance Company in Canada for the fourth year in a row as part of Reader’s Digest’s 2013 Trusted BrandTM awards program
—	Achieved gold level certification for the Canadian business group from Excellence Canada in the category of Excellence, Innovation and Wellness
—

Supported many initiatives aligned to our enterprise priorities of focusing on the customer, driving a high performance culture, improving productivity and expense discipline and maintaining an effective risk and control environment.

In recognition of his contribution in 2013, Mr. Dougherty was allocated an individual multiplier under the AIP of 120% and granted a 2014 long-term incentive award of $1,450,000.

We have not granted any long-term, non-equity incentive compensation (such as cash) to any named executive officer.

MANAGEMENT INFORMATION CIRCULAR 2014

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2013.

We used the same actuarial methods and assumptions in 2013 that we used to calculate the pension liabilities and annual expenses in our 2013 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual benefits payable ($)		Accrued obligation at start of	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65	year ($)
Dean A. Connor	7.3	158,000	384,000	2,012,000	348,000	108,000	2,468,000
Colm J. Freyne	17.9	220,000	379,000	2,858,000	131,000	(100,000)	2,889,000
Westley V. Thompson	-	-	-	-	-	-	-
Stephen C. Peacher	-	-	-	-	-	-	-
Kevin P. Dougherty	27.2	461,000	602,000	5,756,000	691,000	(190,000)	6,257,000

Credited service for Mr. Freyne and Mr. Dougherty is higher than their actual years of service with the company. Prior to 2004, new hires were eligible to transfer in the commuted value from their previous employers’ pension plan under a portability option and receive credit for past service. Mr. Freyne and Mr. Dougherty transferred in the commuted value from their previous employer’s pension plans. Mr. Freyne received credit for 7.42 years of service and Mr. Dougherty received credit for 7.91 years of service.

Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2013.

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2012 and December 31, 2013. The accrued obligation assumes a named executive officer will receive his target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart.

Compensatory change is the defined benefit service cost for 2013 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2013 and the actuarial assumptions used for the year. The valuation assumptions for the plan include a projected salary increase of 3.0% for all participants. Mr. Dougherty had a large compensatory cost for 2013 because of an increase to his target bonus for 2013.

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. In 2013 the discount rate increased from 4.2% to 4.9% which decreased values, and this was offset by the adoption of new mortality assumptions which increased the values. The combined effect of changes to assumptions had a different impact depending on the individual’s age, years of service and pensionable earnings.

MANAGEMENT INFORMATION CIRCULAR 2014

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2013.

Name executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	159,028	8,090	184,857
Colm J. Freyne	166,700	8,090	219,543
Westley V. Thompson	813,563	183,083	1,255,900
Stephen C. Peacher	760,357	220,317	1,290,440
Kevin P. Dougherty	45,071	8,090	69,771

U.S. plan values have been converted to Canadian dollars using an exchange rate of 0.992 as of January 1, 2013, 1.062 as of December 31, 2013, and the 2013 average rate of 1.030 for amounts other than beginning and ending balances.

Compensatory values

The amounts shown for Mr. Connor, Mr. Freyne and Mr. Dougherty represent our matching contributions to the defined contribution plan.

The amounts shown for Mr. Thompson and Mr. Peacher reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

We define change of control as:

—

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% of the outstanding voting shares of the new entity immediately after the transaction is complete,

—	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate, or
—	the acquisition by a non-affiliate of more than 20% of the voting shares of Sun Life Financial or Sun Life Assurance.

If all or substantially all of the assets of our U.S. business are sold to a non-affiliate, it constitutes a change of control for Mr. Thompson.

When there is a change of control:

—	Sun Shares and DSUs vest and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)
—	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

If employment is terminated without cause (double trigger) within three years of the change of control, benefits are paid as follows:

—	24 months of annual pay and incentive compensation from the date of termination
—	mid and long-term incentive awards vest and are paid according to the terms of the respective plans

MANAGEMENT INFORMATION CIRCULAR 2014

—

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher	Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.
Termination (without cause)	Westley V. Thompson

Mr. Thompson is retiring from Sun Life on April 1, 2014, and consistent with prior disclosures, the following provisions apply:

—    Entitled to receive 24 months of annual base salary plus target annual incentive award

—    Prorated annual incentive for 2014 based on target

—    2012 Sun Share grants will vest and be payable on termination, valued using performance factors that include any variables known at the time of termination

—    2013 Sun Share grant will vest on a prorated basis and be payable on termination, valued using performance factor that includes any variables known at the time of termination

—    Options granted prior to 2012 that have vested or become vested can be exercised up to 12 months from termination date

—    Outplacement counselling with a maximum value of $40,000

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options.

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary	— salary ends	— salary ends unless otherwise stated in employment agreement	— salary ends	— 24 months of salary
Annual incentive award	— award forfeited	— award forfeited	— receive pro-rated award calculated from January 1 to retirement date

—    receive prorated award calculated from January 1 to the date of termination (assumes target performance)

—    24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

MANAGEMENT INFORMATION CIRCULAR 2014

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Mid and long-term incentives	Sun Shares	— unvested awards forfeited

—   receive pro-rated portion of Sun Shares for active employment during performance period

—   paid immediately

—   valued using performance factor that includes any variables known at the time of termination

				— fully vest and paid at normal payment date — valued using actual performance factor	— unvested awards vest — paid immediately — valued using performance factor that includes any variables known at the time of termination
	Options	— 60 days to exercise vested options — unvested awards forfeited	— 60 days to exercise vested options — unvested awards forfeited	— up to 36 months to exercise vested options and options that become vested during that period	— accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards are forfeited	— vested awards are paid with timing at the executive’s election — unvested awards vest
Estimated pension		— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans — unvested value vests
Estimated perquisites		— perquisites end	— perquisites end	— perquisites end	— perquisites continue until 24 months after termination or re-employment, whichever is earlier — outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

—	Be at least 55 years old and have 10 years of continuous service
—	Provide at least three months’ notice, except in the event of involuntary termination (not for cause)
—

Agree not to compete with Sun Life Financial or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that their units remain outstanding under the Sun Share unit plan.

MANAGEMENT INFORMATION CIRCULAR 2014

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2013. In the table:

—	termination (without cause) represents only contractually agreed upon severance amounts
—	change of control assumes double trigger (change of control and termination without cause)
—	cash includes salary and annual incentives
—	vested and unvested awards include awards under the mid and long-term incentive plans.

		Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2013
Named executive officer	Compensation component		Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	-	2,000,000	-	5,750,000
President and	Vested awards:	4,507,191	-	-	-
Chief Executive Officer	Unvested awards:	-	5,442,273	-	18,799,749
	Pension:	1,910,857	-	-	1,199,000
	Perquisites:	-	-	-	106,200
	Unvested DSUs:	-	-	-	1,186,799
	Total:	6,418,048	7,442,273	-	27,041,748
	Vested DSUs	2,002,676	-	-	-
Colm J. Freyne	Cash:	-	-	367,500	2,289,953
Executive Vice-President and	Vested awards:	1,564,103	-	-	-
Chief Financial Officer	Unvested awards:	-	1,820,419	4,837,706	4,920,330
	Pension:	2,364,543	-	-	355,000
	Perquisites:	-	-	-	86,200
	Total:	3,928,646	1,820,419	5,205,206	7,651,483
	Vested DSUs:	1,510,694	-	-	-
Westley V. Thompson	Cash:	-	3,175,000	-	3,552,318
President, SLF U.S.	Vested awards:	400,316	-	-	-
	Unvested awards:	-	5,314,766	-	10,341,983
	Pension:	1,255,900		-	-
	Perquisites:	-	40,000	-	77,200
	Total:	1,656,216	8,529,766	-	13,971,500
	Vested DSUs:	2,593,710	-	-	-
Stephen C. Peacher	Cash:	-	515,000	-	4,832,703
President, SLIM, and Chief	Vested awards:	532,813	-	-	-
Investment Officer, Sun Life	Unvested awards:	-	2,505,552	-	7,042,294
Financial	Pension:	200,450	-	-	1,089,990
	Perquisites:	-	-	-	77,200
	Total:	733,263	3,020,552	-	13,042,187
	Vested DSUs:	872,774	-	-	-
Kevin P. Dougherty	Cash:	-	-	585,000	2,925,000
President, SLF Canada, and	Vested awards:	1,846,309	-	-	-
President, SLGI	Unvested awards:	-	2,502,287	6,778,563	6,898,370
	Pension:	4,805,771	-	-	820,000
	Perquisites:	-	-	-	86,200
	Total:	6,652,080	2,502,287	7,363,564	10,729,570
	Vested DSUs:	558,738	-	-	-

Mr. Freyne and Mr. Dougherty qualify as retirees because of their age and years of service. This has the following effects:

—	the cash amount under Retirement represents an AIP award at target
—	unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

MANAGEMENT INFORMATION CIRCULAR 2014

Aggregate compensation for Material Risk Executives

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as Material Risk Executives (MREs). We have 19 MREs, including members of our Executive Team and other select executives who lead corporate functions. The table below shows the total compensation granted, paid or outstanding for our MREs as of and for the year ending December 31, 2013. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the average annual exchange rate of C$1.030 for 2013.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
			Deferred (DSUs)			Outstanding		Sign on payments	Severance payments
Compensation element	Salary	Cash		Granted	Paid	Vested	Unvested
Aggregate value ($M)	8.5	11.6	1.4	17.3	19.8	25.5	76.7	-	-

Cash incentives for 2013 did not include any guaranteed payments.

Share-based incentives include the value of share units and option awards and any additional units credited as dividends on share units.

—	Granted represents the value at grant in 2013, including the value of any share-based awards granted upon hire
—	Paid represents the value received in 2013 when options were exercised and value at vesting, including performance adjustments for PSUs.
—

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $37.52 (the closing price of our common shares on the TSX on December 31, 2013) for vested and unvested options and share units as at December 31, 2013.

Sign on payments represent cash, option and share unit commitments made upon hire to replace amounts any of the MREs forfeited from previous employers.

Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRE deferred compensation during 2013 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2013
	Aggregate value of deferred compensation at January 1, 2013 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2013 ($M)
Total	48.9	(0.9)	61.6	(5.8)	103.2
Percentage change		(2)%	125%	(12)%	111%

Aggregate value at January 1, 2013 reflects the value of outstanding share units (assuming target performance factors) and options before adjustments.

Explicit adjustments reflect the impact of the 87% performance factor applied to the 2010 PSU awards that vested in early 2013 and estimated performance factors for other outstanding Sun Shares. This would also include clawbacks if applicable, but none were applied in 2013.

Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, and option exercises during 2013.

MANAGEMENT INFORMATION CIRCULAR 2014

Aggregate value at December 31, 2013 reflects the impact of explicit, implicit and other adjustments during 2013 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2013. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,225,601	$32.99	5,961,699

MANAGEMENT INFORMATION CIRCULAR 2014

Other information

Loans to directors and executives

The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 28, 2014. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Securities purchases	-	-
Other	$3,663,545	-

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.

The current policy runs from November 1, 2013 to October 31, 2014 with coverage of $210 million. We pay a premium of approximately $2.0 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2013. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

MANAGEMENT INFORMATION CIRCULAR 2014

Schedule A

Charter of the Board of Directors

This Charter sets out:

1.	The duties and responsibilities of the Board of Directors (the “Board”);

2.	The position description for Directors;

3.	The position description for the Chairman of the Board (the “Chairman”);

4.	The position description for Chairs of Board Committees; and

5.	The corporate governance practices and policies that apply to the Board.

Mission

The mission of the Board is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Committee meetings will be agreed upon by the Governance, Nomination & Investment Committee and circulated to the Directors prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board will review this Charter and its Forward Agenda and approve changes as necessary. This Charter will be posted on the Corporation’s website.

1.   Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through its Committees. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

MANAGEMENT INFORMATION CIRCULAR 2014

Board

—	Planning Board and Committee size and composition and evaluating and selecting candidates for election at each annual meeting based on a skills and competencies assessment process.

—	Formulating succession plans for the Board, the Chairman and the Committee Chairs.

—	Annually reviewing and setting Director compensation.

—	Maintaining a formal orientation program for new Directors and ongoing education programs for all Directors.

—	Establishing corporate governance practices and policies and monitoring corporate governance trends.

—	Assessing the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs, and individual Directors on an annual basis, periodically with the assistance of external advisors.

Senior Management

—	Appointing, evaluating and, if necessary, replacing the President & Chief Executive Officer and other members of senior management, including the Appointed Actuary.

—	Delegating to management powers to manage the Corporation.

—	Overseeing talent management and succession planning for senior management positions.

—	Reviewing the performance and approving the compensation of senior management, including alignment of compensation frameworks with applicable regulatory principles.

—	Advising and counselling the President & Chief Executive Officer.

—	Reviewing and approving the organizational structure on an annual basis.

—	Reviewing the mandates, authority, independence and resources of Control Functions.

Ethics and Integrity

—	Setting an ethical tone for the Corporation.

—	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.

—	Approving amendments to the Code of Business Conduct.

—	Complying with and reviewing employee compliance with the Code of Business Conduct and ensuring prompt disclosure of any waivers of the Code of Business Conduct for Directors or senior management.

Strategy

—	Approving the Corporation’s vision and mission statements.

—	Reviewing the effectiveness of the strategic planning process and approving the strategic plan.

—	Approving objectives and business, capital and investment plans on an annual basis.

—	Monitoring corporate performance against these statements, objectives and plans and the Risk Appetite Framework on an ongoing basis.

Operations

—	Reviewing reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Framework.

MANAGEMENT INFORMATION CIRCULAR 2014

—	Reviewing information on customer engagement and value creation for customers.

—	Monitoring initiatives to improve productivity.

—	Overseeing and approving significant activities of subsidiaries.

Risk Management, Capital Management and Internal Control

—	Overseeing the management of risks, including through the allocation of risk oversight to Committees.

—	Approving the Risk Appetite Framework and Internal Control Framework.

—	At least on an annual basis, approving policies and procedures for the management and control of risk and capital, and regularly reviewing compliance with those policies and procedures.

—

Reviewing the effectiveness of internal control and management information systems that provide assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

—	Reviewing compliance with legislative and regulatory requirements.

—	Reviewing the external audit plan, including the fees and scope of the audit engagement.

—	Seeking assurances from senior management that controls are operating effectively, and establishing processes to periodically assess such assurances.

Material Transactions

—	Reviewing and approving material initiatives, investments and transactions.

Financial Reporting

—	Reviewing and approving the annual and interim financial statements, Management’s Discussion and Analysis and related news releases.

Communication and Disclosure

—	Reviewing and approving financial and corporate governance disclosure to shareholders and other stakeholders.

—	Reviewing and approving policies with regard to public disclosure, confidentiality of information and securities trading.

—	Enabling shareholders to provide feedback to the independent Directors.

Other

—	Engaging any special advisors it deems necessary to provide independent advice at the expense of the Corporation.

—	Requiring management to inform applicable regulators in a timely manner of substantial issues affecting the Corporation.

—	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

MANAGEMENT INFORMATION CIRCULAR 2014

2.   Position Description For Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

—	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.

—	Confirming compliance with the Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.

—	Understanding the Corporation’s vision and strategic objectives.

—	Becoming knowledgeable of the Corporation’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

—	Understanding the Corporation’s corporate governance policies and practices, and the Charters of the Board and of each Committee on which he or she serves.

—	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.

—	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.

—	Informing himself or herself of significant matters dealt with at meetings not attended.

—	Maintaining agreed upon levels of share ownership in the Corporation.

Director Attributes

The Board believes that Directors should provide objective and thoughtful guidance to, and oversight of, senior management and exhibit the following characteristics while executing their duties:

—	Integrity

—	Accountability

—	Independent and informed judgment

—	Commitment to operational excellence

—	Knowledge of business issues and financial matters

—	Collaboration

—	Initiative

—	Responsiveness

In addition, certain regulatory criteria apply to Directors related to independence, financial, compensation and risk management literacy, and assessment of suitability and integrity. The Director Independence Policy outlines the Board’s approach to determining Director independence, including enhanced independence requirements for members of the Audit & Conduct Review Committee and the Management Resources Committee. The Assessment of Responsible Persons Policy outlines how independent assessments of the suitability and integrity of current and prospective Directors are undertaken.

MANAGEMENT INFORMATION CIRCULAR 2014

3.   Position Description for the Chairman

The independent Directors will select from among their number a Director immediately following each annual meeting who will serve as the Chairman and assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chairman also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. The Chairman is a regular attendee at meetings of Board Committees. The Chairman should encourage open discussion and debate at Board meetings and have frequent dialogue with other Directors and senior management. The Chairman should also have recurring interactions with regulators.

Duties and Responsibilities

The principal duties and responsibilities of the Chairman include:

—	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.

—	Communicating the expectations of the independent Directors to management.

—

In conjunction with the Chairman of the Governance, Nomination & Investment Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the Corporation’s governance structure and procedures.

—	Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information.

—	In consultation with the Governance, Nomination & Investment Committee, ensuring that the independent Directors are appropriately compensated in their capacities as Directors of the Corporation.

—

In conjunction with the President & Chief Executive Officer, setting the Board agenda, chairing the Board meetings and ensuring that there is adequate time at Board meetings for discussion of relevant issues and in camera sessions for independent Directors.

—	In conjunction with the President & Chief Executive Officer, setting the agendas for annual and special meetings and acting as the chair of those meetings.

—	In conjunction with the Governance, Nomination & Investment Committee, leading assessments of the effectiveness of independent Directors, the Board and its Committees on an annual basis.

—

In conjunction with the Governance, Nomination & Investment Committee, evaluating the performance of independent Directors and the Chairs of each Committee as part of an annual peer review process, and meeting individually with each independent Director at least annually to discuss individual performance.

—	In conjunction with the Management Resources Committee, annually evaluating the performance of the President & Chief Executive Officer and reporting on the evaluation to the independent Directors.

—

In conjunction with the Management Resources Committee, ensuring that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

—

In conjunction with the Governance, Nomination & Investment Committee, determining the competencies, skills and qualities required or best suited from time to time to complement the diversity of the current Board composition and identifying prospective Board candidates. The Chairman is responsible for interviewing prospective candidates and recommending prospective Directors to the Governance, Nomination & Investment Committee for its review and subsequent recommendation to the Board.

—	Reviewing, with the Chairman of the Governance, Nomination & Investment Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making

MANAGEMENT INFORMATION CIRCULAR 2014

recommendations to the Governance, Nomination & Investment Committee for its review and recommendation to the Board.

—	In conjunction with the Governance, Nomination & Investment Committee, overseeing the orientation and training program for new Directors and the ongoing education program for all Directors.

—	Engaging, at the expense of the Corporation, outside advisors for the independent Directors or the Board as required.

—

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss governance-related matters. In exceptional circumstances, where it is inappropriate for the President & Chief Executive Officer to communicate, or otherwise after prior consultation with the President & Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to Board matters or matters relating to the President & Chief Executive Officer (for example, compensation or succession). The Chairman will report on all such communications to the Board at its next regular meeting unless earlier reporting is advisable.

4.   Position Description For Committee Chairs

The Chair of a Board Committee is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in its Committee Charter.

Duties and Responsibilities

The principal duties and responsibilities of each Committee Chair include:

—	In conjunction with the Chairman and, when appropriate, other Committee Chairs, members of management and advisors, reviewing and approving the agenda for each meeting of the Committee.

—	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

—	Reporting to the Board on the Committee’s activities following each meeting and presenting recommendations to the Board on matters that require Board approval.

—

In conjunction with the Management Resources Committee, providing recommendations to the Board on the appointment, reassignment, replacement or dismissal of Control Function leaders who report to the Committee, and annually providing input on the performance assessment and compensation awarded to those individuals.

—	Leading an annual review of the adequacy of the Committee Charter.

—	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for five years.

5.   Corporate Governance Policies And Practices

Director Election and Tenure

Prior to each annual meeting, the Governance, Nomination & Investment Committee will review the candidacy of each nominee and confirm to the Board that each nominee meets the expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance,

MANAGEMENT INFORMATION CIRCULAR 2014

Nomination & Investment Committee will report on the independence of each nominee as defined in the Director Independence Policy.

Each Director will be elected for a one-year term at each annual meeting. Subject to the remainder of this section, a Director may stand for re-election at the end of each one-year term until the twelfth annual meeting after his or her initial election or appointment to the Board, at which time he or she will retire.

The independent Directors, on the recommendation of the Governance, Nomination & Investment Committee, may waive the retirement requirement to enable a Director to stand for re-election for up to three additional one-year terms (i.e., until the fifteenth annual meeting after his or her initial election or appointment) if they unanimously determine that it is in the best interests of the Corporation to do so. Thereafter, the requirement to retire may be waived on an annual basis if the independent Directors, on the recommendation of the Governance, Nomination & Investment Committee, determine that it is in the best interests of the Corporation to do so.

A Director who is a member of management must resign from the Board when he or she leaves active employment with the Corporation or its affiliates.

Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance, Nomination & Investment Committee for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.

Access to Management

Each Director shall have unrestricted access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance, Nomination & Investment Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance, Nomination & Investment Committee for acceptance or rejection by the Board.

Change of Occupation

Directors whose principal employment or other business or professional circumstances change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance, Nomination & Investment Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

MANAGEMENT INFORMATION CIRCULAR 2014

Public Company Directorships and Board Interlocks

Directors who are employed full-time should generally hold only one other public company directorship and Directors who are not employed full-time should generally hold no more than three other public company directorships.

No more than two Directors may serve together on the board of another public company, and Directors may not serve together on the boards of more than two other public companies (each, an “interlock”). The Corporation will disclose all interlocks, including interlocking committee memberships, in its Management Information Circular. The Governance, Nomination & Investment Committee will review all interlocks as part of its annual evaluation of Director independence to ensure that they do not impact the ability of the applicable Directors to exercise independent judgment in the best interests of the Corporation.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

Each independent Director should hold at least $600,000 in common shares or deferred share units of the Corporation by June 30, 2015 or by the fifth anniversary of the Director’s election or appointment to the Board, whichever is later.

Orientation of New Directors

The Corporation provides an orientation program for new Directors which consists of a strategic overview session with the President & Chief Executive Officer, sessions with Business Group and Corporate function leaders, and a review of a wide range of written materials, including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Code of Business Conduct, this Charter, and the financial statements of the Corporation.

Continuing Education for Directors

The Corporation provides ongoing business and education sessions for Directors to enhance their knowledge of the organization, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of Board oversight. Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation. Private meetings with members of management will be arranged as requested by a Director.

As part of the ongoing Director education program and to increase linkages with subsidiaries and business units, one or more Directors will conduct a site visit to each principal operating subsidiary at least once every three years. The participating Director(s) will report to the Board at the next regularly scheduled Board meeting.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than Directors, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or other stakeholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the President & Chief Executive Officer before responding.

MANAGEMENT INFORMATION CIRCULAR 2014

Shareholder Engagement

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

MANAGEMENT INFORMATION CIRCULAR 2014

Schedule B

By-law No. 1

An Amended and Re-stated By-law relating generally to the

conduct of the business and affairs of Sun Life Financial Inc.

Section 1.  Definitions

1.1	Definitions

In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“Corporation” means Sun Life Financial Inc.; and

(e)	“public announcement” means disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Section 2.  Board of Directors

2.1	Manage the Business and Affairs of the Corporation

The Board shall manage or supervise the management of the business and affairs of the Corporation in accordance with and subject to the Act.

2.2	Number of Directors

The Corporation shall have a minimum of eight directors and a maximum of 20 directors. The number of directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the directors prior to the annual meeting. The Board may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that: (a) the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting; and (b) the maximum number of directors is not exceeded.

2.3	Term of Office

Each director shall be elected or appointed for a term ending immediately prior to the election of directors at the annual meeting of shareholders next following the director’s election or appointment. Directors are eligible for re-election or re-appointment.

MANAGEMENT INFORMATION CIRCULAR 2014

2.4	Meetings of the Board

The Board shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board may be called at any time upon 24 hours’ notice by either the Chairman of the Board or any three directors. A majority of the directors shall constitute a quorum at any meeting of the Board.

2.5.	Votes to Govern

Subject to the Act, all questions to be decided at meetings of the Board shall be decided by a majority of the votes cast. If a vote is tied, the Chairman of the Board shall not have a second or casting vote.

2.6.	Meetings of Committees of the Board

Committees of the Board shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board.

2.7.	Remuneration of Directors

The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

Section 3.  Requirements for Nominations of Directors

3.1.	Nomination Procedures

Subject to the Act, only individuals who are nominated in accordance with the procedures set out in this Section 3 shall be eligible for election as directors of the Corporation at any meeting of shareholders of the Corporation. Nominations of individuals for election to the Board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal or a requisition made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) who:

(i)	on the date of the giving of the notice provided for below and on the record date for notice of such meeting is a registered holder of shares that are entitled to be voted at such meeting on the election of directors; and

(ii)	complies with the notice procedures set forth in this Section 3.

3.2.	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation as set forth below.

MANAGEMENT INFORMATION CIRCULAR 2014

3.3.	Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

3.4.	Proper Form of Timely Notice

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(a)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the individual;

(ii)	the principal occupation or employment of the individual;

(iii)	the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the individual as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder giving the notice and any beneficial owner respecting which the notice was given, the names of such person(s) and:

(i)	the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by such person(s) and each person acting jointly or in concert with any of them;

(ii)	any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote shares of the Corporation for the election of directors; and

(iii)	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to comply with requirements of the Office of the Superintendent of Financial Institutions (Canada) relating to assessing the suitability of directors and potential changes to the Board, determine the eligibility of such proposed nominee to serve as an independent director of the Corporation, or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

MANAGEMENT INFORMATION CIRCULAR 2014

3.5.	Eligibility for Nomination as a Director

No individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

3.6.	Delivery of Notice

Notwithstanding any other provision of the Corporation’s By-laws, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at the email address indicated under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next day that is a business day.

3.7.	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of Section 3.

Section 4.  Indemnification of Directors and Officers

4.1.	Indemnification of Directors and Officers

Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Corporation’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Corporation or such other entity, if:

(a)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Corporation or such other entity, and

(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.

The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

MANAGEMENT INFORMATION CIRCULAR 2014

Section 5.  Meetings of Shareholders

5.1.	Chairman

The chairman at all meetings of shareholders of the Corporation shall be:

(a)	the Chairman of the Board; or

(b)	in the absence of the Chairman of the Board, a non-management director chosen as the chairman of the meeting by the directors who are present.

5.2.	Quorum

At any meeting of shareholders, two persons present in person or by proxy and representing at least 25% of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.

Section 6.  Corporate Matters

6.1.	Financial Year

The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

6.2.	Corporate Seal

The seal of the Corporation shall be such as the Board may adopt.

6.3.	Execution of Documents

Documents to be executed by the Corporation shall be executed by such persons and in such manner as may be determined by the Board.

MANAGEMENT INFORMATION CIRCULAR 2014

Schedule C

By-law No. 2

An Amended and Re-stated By-law creating classes of shares

of Sun Life Financial Inc.

Section 1.  Definitions

1.1	Definitions

In this By-law No. 2:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Board” means the Board of Directors of the Corporation;
(c)	“Cancellation Time” means 11:59 p.m., Toronto time, on the thirty-fifth month anniversary of the Effective Date
(d)	“Class A Shares” means the Class A Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(e)	“Class B Shares” means the Class B Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(f)	“Common Shares” means the common shares in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(g)	“Conversion Plan” means the conversion proposal of Sun Life as approved by the Minister which constitutes a Conversion Proposal as contemplated by the Act;
(h)	“Corporation” means Sun Life Financial Inc.;
(i)	“Effective Date” means the effective date specified in the Letters Patent of Conversion issued to Sun Life;
(j)	“Letters Patent of Conversion” has the meaning ascribed thereto in the Conversion Plan;
(k)	“Lost Policyholder” has the meaning ascribed thereto in the Conversion Plan;
(l)	“Regulations” means the regulations made under the Act, as amended or replaced from time to time;
(m)	“Share Constraint Regime” means the provisions of the Act and the Regulations, if any, which establish rules restricting the purchase or other acquisition, issue, transfer and voting of shares of the Corporation, as those provisions may be amended from time to time; and
(n)	“Sun Life” means Sun Life Assurance Company of Canada.

1.2	Interpretation

In this By-law No. 2, the terms “control”, “entity”, “person” and “significant interest” and all other terms which are not defined herein shall have the meanings ascribed to those terms in the Act.

Section 2.  Authorized Capital

2.1	Authorized Capital

The authorized capital of the Corporation consists of:

(a)	an unlimited number of Class A Shares issuable in series;
(b)	an unlimited number of Class B Shares issuable in series; and
(c)	an unlimited number of Common Shares.

MANAGEMENT INFORMATION CIRCULAR 2014

Section 3.  Class A Shares

The Class A Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1	Board’s Authority to Issue in One or More Series

The Board may issue the Class A Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares of the series. Before the issue of any shares of a series, the particulars of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

3.2	Ranking of the Class A Shares

No rights, privileges, restrictions or conditions attached to a series of Class A Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class A Shares. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, then the Class A Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

3.3	Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, the holders of the Class A Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.4	Constrained Shares
(a)

On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class A Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class A Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class A Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class A Shares. No person who has a significant interest in any class of shares of the Corporation, or

MANAGEMENT INFORMATION CIRCULAR 2014

entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class A Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Class A Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 3.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class A Shares.
(c)	Subject to subsection 3.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 3.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 3.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 3.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 3.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 3.4(a) by the Board, the Corporation shall give notice to the holders of the Class A Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 3.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

3.5	Amendment with Approval of Holders of Class A Shares

The rights, privileges, restrictions and conditions attached to the Class A Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Shares given as hereinafter specified.

3.6	Approval of the Holders of the Class A Shares

The approval of the holders of the Class A Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose. Notwithstanding anything else in this Section 3, the approval of the holders of the Class A Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Class A Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class A Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares; or
(c)	create a new class of shares equal to or superior to the Class A Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be

MANAGEMENT INFORMATION CIRCULAR 2014

those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class A Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares, each holder of Class A Shares entitled to vote thereat shall have one vote in respect of each Class A Share held.

3.7	Notice to Holders of Class A Shares

Any notice, document, notice of redemption or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Class A Shares:

(a)	by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or
(b)	by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class A Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class A Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

Section 4.  Class B Shares

The Class B Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

4.1	Board’s Authority to Issue in One or More Series

The Board may issue the Class B Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Shares of the series. Before the issue of any shares of a series, the particular of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

4.2	Ranking of the Class B Shares

No rights, privileges, restrictions or conditions attached to a series of Class B Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class B Shares. The Class B Shares shall rank junior to the Class A Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

MANAGEMENT INFORMATION CIRCULAR 2014

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Class B Shares, then the Class B Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

4.3	Voting Rights

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class B Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.4	Constrained Shares
(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class B Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class B Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class B Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class B Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation shall, in person or by proxy, exercise any voting rights attached to Class B Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Class B Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 4.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class B Shares.
(c)	Subject to subsection 4.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 4.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 4.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 4.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 4.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 4.4(a) by the Board, the Corporation shall give notice to the holders of the Class B Shares of the amendment, replacement or deletion thereto.

MANAGEMENT INFORMATION CIRCULAR 2014

(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 4.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

4.5	Amendment with Approval of Holders of Class B Shares

The rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

4.6	Approval of the Holders of the Class B Shares

The approval of the holders of the Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares duly called for that purpose. Notwithstanding anything else in this Section 4, the approval of the holders of the Class B Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Class B Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class B Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Class B Shares; or
(c)	create a new class of shares equal to or superior to the Class B Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class B Shares, each holder of Class B Shares entitled to vote thereat shall have one vote in respect of each Class B Share held.

4.7	Notice to Holders of Class B Shares

Any notice, document, notice of redemption or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Class B Shares:

(a)	by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or
(b)	by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class B Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class B Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

MANAGEMENT INFORMATION CIRCULAR 2014

Section 5.  Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1	Dividends
(a)	Subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends, the holders of Common Shares shall be entitled to receive dividends as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such forms as the Board may from time to time determine and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares outstanding at the time.
(b)	Any dividend (other than a stock dividend) unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

5.2	Dissolution

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation that pertains to shareholders, in equal amounts per share, without preference or priority of one share over another.

5.3	Voting Rights

The holders of Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

5.4	Constrained Shares
(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Common Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Common Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Common Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Common Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Common Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Common Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 5.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Common Shares.

MANAGEMENT INFORMATION CIRCULAR 2014

(c)	Subject to subsection 5.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 5.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 5.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 5.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 5.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 5.4(a) by the Board, the Corporation shall give notice to the holders of the Common Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 5.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

5.5	Amendment with Approval of Holders of Common Shares

The rights, privileges, restrictions and conditions attached to the Common Shares as a class may be added to, changed or removed but only with the approval of the holders of the Common Shares given as hereinafter specified.

5.6	Approval of Holders of Common Shares

The approval of the holders of the Common Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Common Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Common Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose. Notwithstanding anything else in this Section 5, the approval of the holders of the Common Shares, voting separately as a class, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Common Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Common Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Common Shares; or
(c)	create a new class of shares equal to or superior to the Common Shares.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Common Shares as a class, each holder of Common Shares entitled to vote thereat shall have one vote in respect of each Common Share held.

5.7	Notice to the Holders of the Common Shares

Any notice, document or other communication from the Corporation provided for herein or by the Act shall be sent to the holders of the Common Shares:

(a)	by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or
(b)	by any other method permitted (or not prohibited) by the Act and other applicable law from time to time, including by electronic means.

MANAGEMENT INFORMATION CIRCULAR 2014

Accidental failure to give any such notice or other communication to one or more holders of Common Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Common Shares herein provided for shall be sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office, or sent or delivered by any other means acceptable to the Corporation.

Section 6.  Lost Policyholders

6.1	Restriction on Voting Rights
(a)	Subject to subsection 6.1(b), no Lost Policyholder shall, in person or by proxy, exercise any voting rights that are attached to the Common Shares issued to such Lost Policyholder.
(b)	Subsection 6.1(a) shall cease to apply in respect of a Lost Policyholder once such Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2.

6.2	Confirmation Criteria

A Lost Policyholder shall cease to be a Lost Policyholder at any time from the Effective Date up to and including the Cancellation Time if such Lost Policyholder confirms the current address at which he or she may be reached by mail by: (i) responding to a letter from Sun Life or the Corporation requesting confirmation of the current address; (ii) contacting Sun Life or the Corporation and confirming the current address; (iii) informing Sun Life or the Corporation of a change of address; or (iv) otherwise confirming the current address with the Corporation, in a manner satisfactory to the Corporation.

6.3	Securities Register

From the Effective Date up to and including the Cancellation Time, the Corporation shall record in its securities register the status of a person as a Lost Policyholder. If a Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2, the Corporation shall amend its securities register accordingly.

6.4	Dividends and Distributions

No payments in respect of dividends or distributions declared by the Corporation in respect of the Common Shares issued pursuant to the Conversion Plan shall be made in respect of a Lost Policyholder. However, the Corporation shall pay to a person who ceases to be a Lost Policyholder, in accordance with Section 6.2, all dividends or distributions, without interest and net of any applicable withholding taxes, to which such person was otherwise entitled as a shareholder of record of the Corporation, while such person was a Lost Policyholder. The payment of such dividends or distributions shall be in accordance with the other provisions of this By-law No. 2.

6.5	Cancellation of Shares and Dividends and Subsequent Reissuance

Upon the Cancellation Time, the Corporation shall, for no consideration, cancel all Common Shares issued to Lost Policyholders who remain as such at the Cancellation Time, and all such Common Shares shall be deemed to have been surrendered to the Corporation, together with all entitlements to dividends and distributions thereon, including any proceeds of dissolution pursuant to the Act. Notwithstanding the foregoing, the Corporation shall, from time to time in accordance with the Conversion Plan, subsequent to the Cancellation Time reissue Common Shares and pay an amount in respect of dividends or issue securities or pay cash or other property to a person, as the case may be, whose Common Shares were cancelled in accordance with this Section 6.5.

No amount shall be deducted from, or added to, the stated capital account maintained for Common Shares in respect of the Common Shares cancelled or reissued, respectively, pursuant to this Section 6.5.

www.sunlife.com
MIC-01-2014
FSC
www.fsc.org
MIX
Paper from Responsible sources
FSC C101537
Sun Life Financial